Exhibit 2

AGREEMENT AND PLAN OF MERGER

AMONG

PATTERSON DENTAL COMPANY,

RETEP, INC.,

ABILITYONE PRODUCTS CORP.

AND

ABILITYONE II, L.L.C., AS REPRESENTATIVE OF THE COMPANY

STOCKHOLDERS

AUGUST 15, 2003

Exhibit A	Representative Agreement
Exhibit B	Voting and Proxy Agreement
Exhibit C	Restrictive Covenant Agreements
Exhibit D	Executive Employment Agreements
Exhibit E	Option/Warrant Amendment Agreements
Exhibit F	Section 280G Agreements
Exhibit G	Form of Convertible Debenture
Exhibit H	Form of Escrow Agreement

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 15, 2003 by and among PATTERSON DENTAL COMPANY, a Minnesota corporation (“Parent”), RETEP, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), ABILITYONE PRODUCTS CORP., a Delaware corporation (the “Company”), and ABILITYONE II, L.L.C., a Delaware limited liability company (the “Representative”), on behalf of the Company Stockholders (as hereafter defined). Parent, Merger Sub, the Company and the Representative (including the Company Stockholders) may be collectively referred to herein as the “Parties,” or individually as a “Party.”

RECITALS

A. The Board of Directors of each of Parent, Merger Sub and the Company has approved and declared advisable the merger of Merger Sub with and into the Company (the “Merger”), pursuant to which the Company shall continue as the surviving corporation and as a wholly owned subsidiary of Parent, upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL (as hereafter defined);

B. The Board of Directors of each of Parent and the Company has determined that the Merger is in furtherance of and consistent with their respective business strategies and is in the best interest of their respective stockholders, and Parent has approved this Agreement and the Merger as the sole stockholder of Merger Sub;

C. Pursuant to the Merger, among other things, all of the issued and outstanding shares of capital stock of the Company (assuming cancellation of all outstanding Options (as hereafter defined), Warrants (as hereafter defined) and all other Rights (as hereafter defined) to purchase Company Shares (as hereafter defined) in connection with the Merger) shall be converted into the right to receive the Merger Consideration (as hereafter defined) as provided herein;

D. As a condition and inducement to the Parties’ willingness and capacity (with respect to the Representative) to enter into this Agreement, the Subject Company Stockholders (as hereafter defined) and the Representative executed and delivered a Stockholder Representative Agreement in the form attached hereto as Exhibit A (the “Representative Agreement”), which Agreement became effective as of the date thereof prior to the execution and delivery of this Agreement;

E. As a further condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, each of the Subject Company Stockholders concurrently with the execution and delivery of this Agreement, has executed and delivered to the Representative and the Company (with a copy concurrently delivered to Parent) a Voting and Proxy Agreement (the “Voting and Proxy Agreement”) with the Company and the Representative in the form attached hereto as Exhibit B;

F. As a further condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, the Subject Company Stockholders (other than the Individual Subject Company Stockholders) have, concurrently with the execution and delivery of this Agreement, executed and delivered Restrictive Covenant Agreements (confidentiality and non-solicitation only) (the “Restrictive Covenant Agreements”) in the form attached hereto as Exhibit C, which agreements shall only become effective at the Effective Time (as hereafter defined);

G. As a further condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, Howard A. Schwartz and Edward L. Donnelly have, concurrently with the execution and delivery of this Agreement, executed and delivered executive employment agreements in the form attached hereto as Exhibit D (the “Executive Employment Agreements”), which agreements shall only become effective at the Effective Time;

H. As a further condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, each Individual Subject Company Stockholder and each Warrant Holder (as hereafter defined) have, concurrently with the execution and delivery of this Agreement, executed and delivered to the Company and Parent the amendments to their respective (i) as to the Individual Subject Company Stockholders, Option Agreements under the Option Plans, and (ii) as to the Warrant Holders, each Warrant, the Option/Warrant Amendment Agreement in the form set forth as Exhibit E (the “Option/Warrant Amendment”), which amendments only become effective at the Effective Time and provide, inter alia, for such Individual Subject Company Stockholders’ and Warrant Holders’ agreement to amend the applicable provisions of (i) their respective Option Agreements, to state that the Individual Subject Company Stockholder irrevocably elects to participate in the Transactions (as hereafter defined) and exchange all of the Individual Subject Company Stockholder’s Options and Rights for the compensation set forth in Section 3.03 below, and (ii) Warrants, to state that the Warrant Holder irrevocably elects to participate in the Transactions and exchange all of the Warrant Holder’s Warrants for the compensation set forth in Section 3.04 below;

I. As a further condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, the Individual Subject Company Stockholders have, concurrently with the execution and delivery of this Agreement, executed and delivered Section 280G Agreements in the form attached hereto as Exhibit F (the “Section 280G Agreements”) which become effective on the date hereof; and

J. The Parties to this Agreement desire to make certain representations, warranties, covenants and other agreements in connection with the Merger and the Transactions.

NOW, THEREFORE, in consideration of the foregoing Recitals and the respective representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

“AAA Rules” has the meaning set forth in Section 11.10(b) below.

“Accounting Arbitrator” has the meaning set forth in Section 3.05(b) below.

“Acquisition Proposal” has the meaning set forth in Section 6.09 below.

“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act of 1934, as amended.

“Agreement” has the meaning set forth in the introductory paragraph above.

“Ancillary Documents” means the documents, instruments and agreements to be executed and/or delivered pursuant to this Agreement or pursuant to any Ancillary Document.

“Applicable Law” or “Applicable Laws” means any and all laws (including the common law), ordinances, constitutions, regulations, statutes, treaties, rules, codes, licenses, certificates, franchises, Permits, requirements and Injunctions adopted, enacted, implemented, promulgated, issued, entered or deemed applicable by or under the authority of any Governmental Body having jurisdiction over a specified Person or any of such Person’s properties or assets.

“Audited Financial Statements” has the meaning set forth in Section 4.07 below.

“Basket Amount” has the meaning set forth in Section 10.01 below.

“Business Intellectual Property” has the meaning set forth in Section 4.12 below.

“Cash” shall mean, as of the close of business on the Closing Date, the sum of the consolidated cash of the Company and its Subsidiaries determined in accordance with GAAP consistent with the consolidated presentation of “cash” set forth in the Audited Financial Statements; provided, however, in furtherance of and notwithstanding the foregoing, “Cash” shall be further defined to include cash on hand, cash in bank accounts and cash equivalents, including marketable securities.

“Certificate of Merger” has the meaning set forth in Section 2.02 below.

“Certificates” has the meaning set forth in Section 3.02(e) below.

“Class A Liquidation Amount” shall be equal to the sum of the Class A Liquidation Preferences with respect to the total number of issued and outstanding Class A Preferred Shares immediately prior to the Effective Time.

“Class A Liquidation Preference” shall be equal to the Preferred Share Liquidation Value plus the Preferred Shares Dividends with respect to each Class A Preferred Share.

“Class A Preferred Share” has the meaning set forth in Section 3.02(b) below.

“Class B Liquidation Amount” shall be equal to the Class B Liquidation Preference multiplied by the total number of issued and outstanding Class B Preferred Shares immediately prior to the Effective Time.

“Class B Liquidation Preference” shall be equal to the Preferred Share Liquidation Value plus the Preferred Shares Dividends with respect to each Class B Preferred Share.

“Class B Preferred Share” has the meaning set forth in Section 3.02(c) below.

“Closing” has the meaning set forth in Section 2.02 below.

“Closing Cash” has the meaning set forth in Section 3.01(c) below.

“Closing Cash Adjustment” has the meaning set forth in Section 3.01(c) below.

“Closing Date” has the meaning set forth in Section 2.02 below.

“Closing Net Working Capital” shall mean, as at the close of business on the Closing Date (but without giving effect to the Closing), the sum of consolidated current assets (which for purposes of this definition shall only include accounts receivable, inventories and prepaids) of the Company and its Subsidiaries minus the sum of consolidated current liabilities (which for purposes of this definition shall only include accounts payable, accrued liabilities and current Income Taxes) of the Company and its Subsidiaries, in each case, as determined in accordance with GAAP applied in a manner consistent with the preparation of the Company’s consolidated balance sheet as of December 31, 2002, which constitutes a part of the Audited Financial Statements, plus the Options Benefit; provided, however, Lender Debt and Preferred Shares Dividends shall be excluded from any calculation of Closing Net Working Capital.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Merger Consideration” shall be equal to the quotient of (x) the Merger Consideration minus the Preferred Share Liquidation Amount plus the aggregate exercise proceeds of the Options and the Warrants outstanding immediately prior to the Effective Time, plus the aggregate principal amount of the Management Notes plus accrued interest thereon to the Effective Time divided by (y) the Fully-Diluted Company Shares (excluding the Preferred Shares).

“Common Share” has the meaning set forth in Section 3.02(a) below.

“Company” has the meaning set forth in the introductory paragraph above.

“Company Certificate” means the Amended and Restated Certificate of Incorporation of the Company.

“Company Indemnified Parties” has the meaning set forth in Section 7.03(a) below.

“Company Shares” means, collectively, the Common Shares and the Preferred Shares.

“Company Stockholder Transaction Expenses” has the meaning set forth in Section 11.01 below.

“Company Stockholders” means the holders of all issued and outstanding Company Shares, Options and Warrants at or prior to the Effective Time.

“Comparable Benefits” has the meaning set forth in Section 7.02(b) below.

“Confidential Information” means any information or compilation of information not generally known to the public or the industry or which the Company or any of its Subsidiaries has not disclosed to Third Parties without a written obligation of confidentiality, which is proprietary to the Company or any of its Subsidiaries, relating to the Company’s or any of its Subsidiaries’ procedures, techniques, methods, concepts, ideas, affairs, products, processes and services, including, but not limited to, information relating to distribution, marketing, merchandising, selling, research, development, manufacturing, purchasing, accounting, engineering, financing, costs, pricing and pricing strategies and methods, customers, suppliers, creditors, employees, contractors, agents, consultants, plans, billing, needs of customers and products and services used by customers, all lists of suppliers, distributors and customers and their addresses, prospects, sales calls, products, services, prices and the like as well as any specifications, formulas, plans, drawings, accounts or sales records, sales brochures, catalogs, code books, manuals, trade secrets, knowledge, know-how, operating costs, sales margins, methods of operations, invoices or statements and the like; provided, however, that the term “Confidential Information” shall not be deemed to include (i) information which becomes generally available to the public without any fault of the Company or any of its Subsidiaries, or (ii) becomes available to the applicable party on a non-confidential basis and without any breach of an agreement of confidentiality from a source other than the Company or any of its Subsidiaries, or (iii) information that is disclosed to a Governmental Body pursuant to Applicable Law, and is therefore publicly available.

“Confidentiality Agreement” has the meaning set forth in Section 6.05(a) below.

“Consent Action of the Company Stockholders” has the meaning set forth in Section 6.08(a) below.

“Contract” means any agreement, lease of non-real estate, license agreement (other than a license granted by a Governmental Body), contract, consensual obligation, promise, commitment, arrangement, understanding or undertaking (whether written or oral and whether express or implied) of any type, nature or description. As used herein, the word “Contract” shall be limited in scope if modified by an adjective specifying the type of contract to which this Agreement or a provision hereof refers.

“Convertible Debenture” means the Convertible Debenture in the form set forth as Exhibit G to be issued by Parent to Edward L. Donnelly pursuant to the terms of the Convertible Debenture Agreement.

“Convertible Debenture Agreement” means that certain Convertible Debenture Agreement dated as of the date hereof by and among Parent, Howard A. Schwartz and Edward L. Donnelly.

“Deferred Compensation Plan” has the meaning set forth in Section 4.03(a) below.

“Development” has the meaning set forth in Section 6.07 below.

“DGCL” means the General Corporation Law of the State of Delaware.

“Disclosure Schedule” has the meaning set forth in Article 4 below.

“Dissenting Shares” has the meaning set forth in Section 3.10 below.

“Dissenting Stockholders” has the meaning set forth in Section 3.10 below.

“Effective Time” has the meaning set forth in Section 2.02 below.

“Employee Benefit Plan” means any “employee benefit plan” (as such term is defined in ERISA §3(3)) and any other material employee benefit plan, program or arrangement that provides benefits or compensation to any employee of the Company and that is maintained or sponsored by the Company or any of its ERISA Affiliates, including all bonus, deferred compensation, incentive compensation, severance pay, pension, profit sharing, retirement, group or individual insurance, welfare benefit, stock option, restricted stock, stock purchase, stock appreciation, phantom stock, or any fringe benefit plan, arrangement or practice, written or otherwise, formal or informal.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA §3(2).

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA §3(1).

“Encumbrances” means and includes:

(i) with respect to any personal property, any intangible property or any property other than Real Property, any security or other property interest or right, claim, lien, pledge, option, charge, security interest, contingent or conditional sale, or other title claim or retention agreement or lease or use agreement in the nature thereof, whether voluntarily incurred or arising by operation of law, and including any agreement to grant or submit to any of the foregoing in the future, other than (a) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate Proceedings, (b) purchase money liens and liens securing rental payments under capital lease arrangements, and (c) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money; and

(ii) with respect to any Real Property (whether and including Owned Real Property or Leased Real Property), any mortgage, lien, easement, interest, right of way, condemnation or eminent domain Proceeding, encroachment, any building, use or other form of restriction, encumbrance or other claim (including adverse or prescriptive) or right of Third Parties (including Governmental Bodies), any lease or sublease, boundary dispute, and agreements with respect to any Real Property including: purchase, sale, right of first refusal, option, construction, building or property service, maintenance, property management, conditional or contingent sale, use or occupancy, franchise or concession, whether voluntarily incurred or arising by operation of law, and including any agreement to grant or submit to any of the foregoing in the future, other than (a) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate Proceedings, (b) purchase money liens and liens securing rental payments under capital lease arrangements of leasehold improvements, and (c) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

“Environmental Claims” means administrative, regulatory or judicial actions, suits, demands, demand letters, claims, notices of non-compliance or violation, investigations or Proceedings, consent decrees, judgments, administrative Orders or agreements, arising under any Environmental Law or any Permit issued under any Environmental Law, including (i) Environmental Claims by Governmental Bodies for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law, and (ii) Environmental Claims by any Third Party seeking damages or injunctive relief resulting from Environmental Conditions or arising from alleged injury or threat of injury to health, safety or the environment.

“Environmental Conditions” means the presence or introduction into the environment of any Hazardous Materials (and any resulting air, soil, groundwater or surface water contamination without regard to location to which such resulting contamination has migrated or spread) as a result of which the Company and the Subsidiaries have or may become liable to any Person or by reason of which the Company and the Subsidiaries or any assets of the Company or the Subsidiaries may suffer or be subjected to any Environmental Claim.

“Environmental Laws” means all Applicable Laws and any Order that (i) regulates or relates to the protection or clean-up of the environment; the use, treatment, generation, storage, transportation, handling, disposal or release of Hazardous Materials; or the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or (ii) imposes Liability with respect to any of the foregoing, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. §2601 et seq.; the Clean Air Act, 42 U.S.C. §7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. §300f et seq.; the Oil Pollution Act of 1990, 33 U.S.C. §2701 et seq.; or any other Applicable Law of similar effect, each as amended from time to time.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliates” means each entity that is treated as a single employer with the Company for purposes of Code §414.

“Escrow Agent” has the meaning set forth in Section 3.01(d)(ii) below.

“Escrow Agreement” has the meaning set forth in Section 3.01(d)(ii) below.

“Escrow Fund” has the meaning set forth in Section 3.01(d)(ii) below.

“Estimated Closing Cash” has the meaning set forth in Section 3.01(c) below.

“Estimated Closing Net Working Capital” has the meaning set forth in Section 3.01(b) below.

“Executive Employment Agreements” has the meaning set forth in the Recitals above.

“Final Order” means an action or decision of a Governmental Body as to which (i) no request for a stay is pending, no Order of stay is in effect, and any deadline for filing such request that may be designated by Applicable Law has passed, (ii) no petition for rehearing or reconsideration or application for review is pending and that time for filing of such petition or application has passed, (iii) the Governmental Body does not have the action or decision under reconsideration on its own motion and the time within which it may effect such reconsideration has passed, and (iv) no judicial appeal is pending or in effect and any deadline for filing any such appeal that may be designated by statute or rule has passed.

“Financial Statements” has the meaning set forth in Section 4.07 below.

“Fully-Diluted Company Shares” is equal to, at the Effective Time and without duplication with respect to clauses (i) and (ii) immediately below, the sum of: (i) the total number of Company Shares outstanding (including shares subject to forfeiture or repurchase pursuant to restricted stock grants), and (ii) the total number of Company Shares that would be issued assuming the exercise, conversion or exchange, as applicable, of all outstanding Options, Warrants, or other rights to subscribe for, purchase or otherwise acquire any Company Shares or any evidences of indebtedness convertible into capital stock of the Company, shares of stock, agreements, Contracts or other securities of any other type or form which are convertible into or exchangeable or exercisable for, with or without payment of additional consideration, Company Shares, either immediately at the Effective Time or upon the arrival of a specified date or the happening of a specified event following the Effective Time.

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Germantown Deemed Selling Price” has the meaning set forth in Section 6.10(b) below.

“Germantown Facility” has the meaning set forth in Section 6.10 below.

“Germantown Net Appraisal Proceeds” has the meaning set forth in Section 6.10(b) below.

“Germantown Selling Costs” has the meaning set forth in Section 6.10(a) below.

“Governmental Body” means any:

(i) nation, state, county, city, town, village, district or other jurisdiction of any nature;

(ii) federal, state, local, municipal, foreign or other government;

(iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, board, commission, department, instrumentality, office or other entity, and any court or other tribunal);

(iv) multi-national organization or body; and/or

(v) body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Hazardous Materials” means (i) any petroleum or petroleum products, asbestos in any form, and polychlorinated biphenyls, and (ii) any chemicals, materials or substances, whether solid, liquid or gas defined as or included in the definition of “contaminant,” “pollutant,” “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” or “toxic pollutants” under any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Income Tax” or “Income Taxes” means any federal, state, local, or foreign income tax measured by or imposed on net income, including any interest, penalty, or addition thereto, whether disputed or not.

“Income Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Income Taxes, including any schedule or attachment thereto.

“Indemnified Party” has the meaning set forth in Section 10.05 below.

“Indemnifying Party” has the meaning set forth in Section 10.05 below.

“Individual Subject Company Stockholders” means Howard A. Schwartz, Edward L. Donnelly and John M. Pellettiere, Jr.

“Information Statement” has the meaning set forth in Section 4.21 below.

“Injunction” means any and all writs, rulings, awards, directives, injunctions (whether temporary, preliminary or permanent), judgments, decrees or other Orders adopted, enacted,

implemented, promulgated, issued, entered or deemed applicable by or under the authority of any Governmental Body.

“Intellectual Property” means any and all (i) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations in part, revisions, extensions and reexaminations thereof, (ii) trademarks, service marks, trade dress, logos, trade names, assumed names and corporate names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (iii) copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith, (iv) mask works and all applications, registrations and renewals in connection therewith, (v) trade secrets and confidential business information (including ideas, research and development, know-how, technology, formulas, compositions, processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), (vi) computer software (including data and related software program documentation in computer-readable and hard-copy forms), (vii) other intellectual property and proprietary rights of any kind, nature or description, including web sites, web site domain names and other e-commerce assets and resources of any kind or nature, and (viii) copies of tangible embodiments thereof (in whatever form or medium).

“Knowledge” means that an individual will be deemed to have “Knowledge” of a particular fact or other matter if such individual is actually (not constructively or imputedly) aware of such fact or other matter; provided, however, that Knowledge by the Company and each of its Subsidiaries of a particular fact or other matter shall mean the actual (and not constructive or imputed) awareness of Howard A. Schwartz, Edward L. Donnelly, John M. Pellettiere, Jr., David Amson, Jeffrey P. Hoeksema, Steven Stanislaus, Robert Donaldson, John Dawley, Thomas Clifford, Daniel Failing, James Faber, Lynn Thomas, John Duren, Michael Gravel, Christine Sohns, Kray Kibler and David Allison.

“Lease” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto, pursuant to which the Company or any of its Subsidiaries holds any Leased Real Property.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to exclusively use or occupy (other than common area use on the property of the landlord) any land, buildings, structures, improvements, fixtures, or other interests in Real Property that is used in the business of the Company or any of its Subsidiaries.

“Lender Debt” shall mean all indebtedness owed by the Company and its Subsidiaries pursuant to that certain Credit Agreement, dated as of March 27, 2002, among the Company, certain of its Subsidiaries party thereto, the lender parties thereto (the “Lenders”), Wachovia Bank, National Association, as Administrative Agent and Security Trustee, Antares Capital Corporation, Bank of America, N.A., Madison Capital Funding LLC and BNP Paribas, as amended or supplemented from time to time.

“Lenders” has the meaning set forth in the definition of Lender Debt.

“Liability” or “Liabilities” means any and all debts, liabilities and/or obligations of any type, nature or description (whether known or unknown, asserted or unasserted, secured or unsecured, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and whether due or to become due).

“Long-Term Incentive Plan” has the meaning set forth in Section 3.02(g) below.

“Loss” or “Losses” has the meaning set forth in Section 10.01 below.

“Management Notes” means the promissory notes issued by management stockholders in connection with the purchase of Common Shares and Class A Preferred Shares identified on Schedule 1.01 hereto.

“Material Adverse Effect” or “Material Adverse Change” means, in connection with any Person, any event, change or effect that is materially adverse, individually or in the aggregate, to the condition (financial or otherwise), properties, assets, Liabilities, revenues, income, business, operations, results of operations of such Person, taken as a whole; provided, however, the foregoing shall not be deemed to include any event, change or effect which arises with respect to (i) conditions of change that are primarily the result of the national economy whereby the effect or change is generally universal upon businesses as a whole or within an industry as a whole, or (ii) uniformly applied legislative or judicial Applicable Laws or Final Orders that have general applicability to business as a whole or an industry as a whole.

“Merger” has the meaning set forth in the Recitals above.

“Merger Consideration” has the meaning set forth in Section 3.01(a) below.

“Merger Consideration Schedule” has the meaning set forth in Section 6.13 below.

“Merger Sub” has the meaning set forth in the introductory paragraph above.

“Most Recent Financial Statements” has the meaning set forth in Section 4.07 below.

“Multiemployer Plan” has the meaning set forth in ERISA §3(37).

“Operating Contracts” has the meaning set forth in Section 4.13 below.

“Option” or “Options” has the meaning set forth in Section 3.03 below.

“Option Agreement” has the meaning set forth in Section 3.03 below.

“Option Holder” has the meaning set forth in Section 3.03 below.

“Option Payments” has the meaning set forth in Section 3.03 below.

“Option Plans” has the meaning set forth in Section 3.03 below.

“Option/Warrant Amendment” has the meaning set forth in the Recitals above.

“Options Benefit” means the sum of

(I) (A) the product of (i) the Common Merger Consideration, (ii) the sum of (a) the aggregate number of shares of Restricted Stock and (b) the aggregate number of shares of Common Stock to be acquired by Options and (iii) 40%, less

(B) the product of (i) the aggregate exercise price for all of the Options to acquire Common Stock and (ii) 40%, plus

(II) (A) the product of (i) Series A Liquidation Preference, (ii) the aggregate number of shares of Series A Preferred Stock to be acquired by Options, and (iii) 40%, less

(B) the product of (i) the aggregate exercise price for all of the Options to acquire Series A Preferred Stock and (ii) 40%.

For example, if the transaction closed as of the date hereof, and the Common Merger Consideration was $663.08 per share and the Series A Liquidation Preference was $129.40 per share, the Option Benefit would equal $8,293,307.87 computed as follows:

(I) (A) the product of (i) $663.08, (ii) 9,782.67 plus 22,540, and (iii) 40%, less

(B) the product of (i) $790,399 and (ii) 40%, plus

(II) (A) the product of (i) $129.40 (ii) 704.48, and (iii) 40%, less

(B) the product of (i) $7.05 and (ii) 40%.

“Order” means any judgment, award, decision, consent decree, Injunction, ruling, writ, charge or other restriction of a federal, state, local or foreign Governmental Body or authority that is binding on any Person or its property under Applicable Law.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Owned Real Property” means all land, together with all buildings, structures, improvements, and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its Subsidiaries and used in the business of the Company and its Subsidiaries.

“Parent” has the meaning set forth in the introductory paragraph above.

“Parent Indemnified Parties” has the meaning set forth in Section 10.01 below.

“Party” or “Parties” has the meaning set forth in the introductory paragraph above.

“Payment Fund” has the meaning set forth in Section 3.01(d) below.

“Payoff Amount” has the meaning set forth in Section 3.01(e) below.

“Permit” or “Permits” means any and all permits, licenses, filings, authorizations, approvals, or indicia of authority (and any pending applications for approval or renewal of a Permit), to own, construct, operate, sell, inventory, disburse or maintain any asset or conduct any business as issued by any Governmental Body.

“Permitted Encumbrances” means with respect to each parcel of Owned Real Property: (a) Taxes, assessments and other governmental levies, fees or charges imposed with respect to such Owned Real Property that are (i) not due and payable as of the Closing Date, or (ii) being contested by appropriate Proceedings, (b) mechanics liens and similar liens for labor, materials or supplies provided with respect to such Owned Real Property incurred in the Ordinary Course of Business for amounts that are (i) not delinquent and are not, in the aggregate, material, or (ii) being contested by appropriate Proceedings, (c) zoning, building codes, and other land use Applicable Law regulating the use or occupancy of such Owned Real Property or the activities conducted thereon that are imposed by any Governmental Body having jurisdiction over such Owned Real Property, (d) liens for any financing secured by such Owned Real Property that is an obligation of the Company or any of its Subsidiaries that will not be paid off at Closing, and (e) easements, covenants, conditions, restrictions and other similar matters affecting title to such Owned Real Property and other title defects and Encumbrances, all of which do not materially impair the use or occupancy of such Owned Real Property in the operation of the business of the Company and its Subsidiaries, taken as a whole.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or a Governmental Body.

“Preferred Share Liquidation Amount” shall equal the sum of the Class A Liquidation Amount and the Class B Liquidation Amount.

“Preferred Share Liquidation Value” with respect to each Preferred Share shall equal $100.

“Preferred Shares” has the meaning set forth in Section 3.02(c) below.

“Preferred Shares Dividends” means dividends that are accrued and payable in accordance with the terms of the Preferred Shares under the Company Certificate.

“Prime Rate” has the meaning set forth in Section 3.05(c) below.

“Proceeding(s)” means any suit, litigation, arbitration, hearing, audit, investigation or other action (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Real Property” has the meaning set forth in Section 4.11 below.

“Representative” has the meaning set forth in the introductory paragraph above.

“Representative Agreement” has the meaning set forth in the Recitals above.

“Requisite Stockholder Approval” has the meaning set forth in Section 4.19 below.

“Restricted Stock” has the meaning set forth in Section 3.02(g) below.

“Restrictive Covenant Agreements” has the meaning set forth in the Recitals above.

“Rights” means any and all outstanding subscriptions, warrants, options, or other arrangements or commitments obligating or which may obligate (with or without notice or passage of time or both) a company to issue or dispose of any securities of a company including, without limitation, convertible securities and debt securities.

“Schedule of Company Stockholder Transaction Expenses” has the meaning set forth in Section 11.01 below.

“Section 280G Agreements” has the meaning set forth in the Recitals above.

“Section 280G Consent” has the meaning set forth in Section 6.08(b) below.

“Section 280G Payments” means any payment set forth on Schedule 6.08 (or any other payment that the Company and Parent reasonably determine could constitute “excess parachute payments” within the meaning of Code Section 280G).

“Statement of Closing Cash” has the meaning set forth in Section 3.05(a) below.

“Statement of Closing Net Working Capital” has the meaning set forth in Section 3.05(a) below.

“Statement of Estimated Closing Cash” has the meaning set forth in Section 3.01(c) below.

“Statement of Estimated Closing Net Working Capital” has the meaning set forth in Section 3.01(b) below.

“Stockholder Indemnified Parties” has the meaning set forth in Section 10.02 below.

“Subject Company Stockholders” means AbilityOne, L.L.C., AbilityOne II, L.L.C., BOEC SBIC Fund II, LLC, One Equity Partners LLC, HEP Investors I, LLC, GCA Rehab, LLC, Smith & Nephew, Inc., Howard A. Schwartz, Edward L. Donnelly and John M. Pellettiere, Jr.

“Subsidiary” means, with respect to any Person, corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other

Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose a Person or Persons owns a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Superior Proposal” has the meaning set forth in Section 6.09 below.

“Surviving Corporation” has the meaning set forth in Section 2.01 below.

“Target Closing Net Working Capital” has the meaning set forth in Section 3.01(b) below.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, Real Property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Expenses” has the meaning set forth in Section 9.02(b) below.

“Termination Fee” has the meaning set forth in Section 9.02(b) below.

“Third Party” or “Third Parties” shall mean any Person that is not a Party to this Agreement, other than the Company Stockholders.

“Third Party Recovery Amount” has the meaning set forth in Section 10.09 below.

“Threatened” means that a claim, Proceeding, dispute, action, or other matter will be deemed to have been “Threatened” if any demand or statement has been made in writing, or any notice has been given in writing that would lead a reasonably prudent Person to conclude that such a claim, Proceeding, dispute, action, or other matter will, with substantial certainty, be asserted, commenced, taken or otherwise pursued in the future; provided, however, that the foregoing shall not include customer billing disputes in the Ordinary Course of Business.

“Transaction(s)” means the transactions contemplated by or pursuant to this Agreement, the Merger and any Ancillary Documents.

“Transaction Documents” means all documents or agreements referenced herein or required to be delivered by any Party under this Agreement, including this Agreement and the Ancillary Documents.

“Transaction Expense” has the meaning set forth in Section 11.01 below.

“Voting and Proxy Agreement” has the meaning set forth in the Recitals above.

“Warrant Holder” has the meaning set forth in Section 3.04 below.

“Warrant Payments” has the meaning set forth in Section 3.04 below.

“Warrants” has the meaning set forth in Section 3.04 below.

“Withholdings” means the amount reasonably determined jointly by Parent and the Company in good faith to be withheld from the Merger Consideration as required by Applicable Law (arising from, without limitation, withholding obligations of the Company arising from the cancellation and settlement of any Options or Warrants to acquire Common Shares or Class A Preferred Shares vested pursuant to Section 3.03 and Section 3.04 and the Company’s actions with respect to Restricted Stock pursuant to Section 3.02(g)), which amount(s) shall be remitted to the appropriate Governmental Body by the Surviving Corporation at and upon the Closing.

ARTICLE 2

THE MERGER

SECTION 2.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation and as a wholly owned subsidiary of Parent following the Merger (the “Surviving Corporation”).

SECTION 2.02 Closing and Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.01 hereof, the closing of the Merger (the “Closing”) will take place no later than two (2) business days after the satisfaction or, if permissible, waiver of the conditions set forth in Article 8, at the offices of Winston & Strawn LLP, 35 West Wacker Drive, Chicago, Illinois 60601, at 10:00 a.m. (Chicago time), provided that such place, date and time may be changed to another place, date and/or time as agreed to in writing by Parent and the Company. The date upon which the Closing actually occurs is herein referred to as the “Closing Date.” On the Closing Date, the Parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of acceptance by the Secretary of State of Delaware of such filing, or, if another date and time is specified in such filing, such specified date and time, being the “Effective Time”).

SECTION 2.03 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, assets, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities, duties and obligations of the Company and Merger Sub shall become the debts, Liabilities, duties and obligations of the Surviving Corporation.

SECTION 2.04 Certificate of Incorporation; By-laws. At the Effective Time, the Certificate of Incorporation and the By-laws of the Surviving Corporation shall be amended in their entirety to contain the provisions set forth in the Certificate of Incorporation and By-laws of Merger Sub, as in effect immediately prior to the Effective Time.

SECTION 2.05 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.

ARTICLE 3

MERGER CONSIDERATION; CONVERSION OF SECURITIES;

EXCHANGE OF CERTIFICATES

SECTION 3.01 Calculation and Payment by Parent or Merger Sub of the Merger Consideration.

(a) Calculation of Merger Consideration. The aggregate amount to be paid by Parent or Merger Sub with respect to the Fully-Diluted Company Shares shall equal the sum of the following:

(i) Five Hundred Sixty Million Dollars ($560 Million), plus

(ii) Estimated Closing Cash, plus or minus

(iii) the excess or deficiency of Target Closing Net Working Capital determined by the calculations set forth in the Statement of Estimated Closing Net Working Capital under Section 3.01(b), minus

(iv) the Payoff Amount required to be paid by Parent under Section 3.01(e) in the amount calculated pursuant to Section 6.12 hereof, minus

(v) the Company Stockholder Transaction Expenses as set forth in the Schedule of Company Stockholder Transaction Expenses calculated and delivered in accordance with Sections 6.14(a)(v) and 11.01 hereof, plus

(vi) the Germantown Net Appraisal Proceeds (if the Germantown Facility is not sold prior to the Closing) in accordance with Section 6.10(b) below.

The aggregate amount of items (i) through (vi) immediately above is referred to herein as the “Merger Consideration.” Remittance and delivery of the Merger Consideration shall be made by Parent or Merger Sub in accordance with the provisions of Sections 3.01(d), 3.01(e) and 3.01(f) below. After the Effective Time, the Merger Consideration and the Common Merger Consideration shall be subject to the adjustments set forth in Sections 3.01(b), 3.01(c) and 3.05 (Closing Net Working Capital and Closing Cash).

(b) Estimated Closing Net Working Capital Closing Adjustment. Not less than three (3) days prior to the Closing Date, the Company shall deliver to Parent and Merger Sub a statement of the Estimated Closing Net Working Capital (the “Statement of Estimated Closing Net Working Capital”) determined on a basis consistent with the methodology to be employed in the calculation of the Closing Net Working Capital pursuant to Section 3.05 below (such estimate, the “Estimated Closing Net Working Capital”). To the extent that the Estimated Closing Net Working Capital is greater than Twenty Five Million Dollars ($25 Million) (the “Target Closing Net Working Capital”), the Merger Consideration (and the payment required to be made into the Payment Fund under this Section 3.01 at the Closing) will be increased by such excess. To the extent that the Estimated Closing Net Working Capital is less than the Target Closing Net Working Capital, the Merger Consideration (and the payment required to be made into the Payment Fund under this Section 3.01 at the Closing) will be decreased by such shortfall. Subsequent to Closing, the provisions of Section 3.05 will apply.

(c) Estimated Closing Cash Adjustment. Not less than three (3) days prior to the Closing Date, the Company shall deliver to Parent and Merger Sub a statement of Estimated Closing Cash (the “Statement of Estimated Closing Cash”) which shall show all sources of Cash accounts within the Company and each of the Subsidiaries, with an aggregate total estimated as of the end of business on the Closing Date (the “Estimated Closing Cash”). Subsequent to the Closing, the Estimated Closing Cash shall be reconciled to the actual Cash balance (the “Closing Cash”) in accordance with Section 3.05 below (the “Closing Cash Adjustment”).

(d) Payment of Merger Consideration. At and upon the Effective Time, Parent or Merger Sub shall remit the Merger Consideration by wire transfer of immediately available funds and delivery of the Convertible Debenture as follows:

(i) the Withholdings shall be remitted to the Company’s payroll withholding bank account for transmittal to the Internal Revenue Service, and

(ii) Twenty Five Million Dollars ($25 Million) (the “Escrow Fund”) shall be remitted to the escrow agent (the “Escrow Agent”) and shall be held and distributed pursuant to the provisions of the escrow agreement in the form as set forth as Exhibit H to this Agreement (the “Escrow Agreement”), which shall include provisions that (i) Twelve Million Five Hundred Thousand Dollars ($12.5 Million) shall be released by the Escrow Agent and deposited into the Payment Fund, less any pending or paid indemnification claims asserted pursuant to Article 10 on or prior to such date, on the twelve-month anniversary of the Closing Date and (ii) the remaining amount held by the Escrow Agent shall be released by the Escrow Agent and deposited into the Payment Fund, less any pending or paid indemnification claims asserted pursuant to Article 10 on or prior to such date, on the eighteen (18) month anniversary of the Closing Date, and

(iii) the Convertible Debenture to be issued by Parent to Edward L. Donnelly shall be delivered to the Representative, and

(iv) the remaining amount of the Merger Consideration, after subtraction of the amounts remitted in accordance with Sections 3.01(d)(i) and (ii) and the principal amount of the Convertible Debenture set forth in Section 3.01(d)(iii), shall be remitted to the Representative or its designee by Parent.

The aggregate of the payments set forth in Section 3.01(d) above, together with any subsequent remittances to the Representative or its designee as a consequence of the Closing Net Working Capital adjustment and/or the Closing Cash Adjustment (as respectively described in Section 3.05), is referred to herein as the “Payment Fund.” The Representative shall allocate and distribute the Payment Fund in accordance with Sections 3.02, 3.03 and 3.04 below.

At least three (3) days prior to the Closing (i) the Company and/or the Representative shall provide Parent with written wire transfer instructions to effect the remittances described in Sections 3.01(d)(i) and (iv) immediately above, and (ii) the Escrow Agent shall provide Parent with written wire transfer instructions to effect the remittance described in Section 3.01(d)(ii) immediately above. The Company and the Representative acknowledge and agree that the remittance directives above, and the remittance of such amounts, together with the delivery of the Convertible Debenture, by Parent or the Merger Sub to the Persons specified, shall be deemed full payment of the Merger Consideration (assuming satisfaction by Parent of its obligations pursuant to Sections 3.01(e) and (f) below), subject to the adjustments set forth in Sections 3.01(b), 3.01(c) and 3.05 (Closing Net Working Capital and Closing Cash), and the Company, the Representative, the Company Stockholders, the Option Holders and the Warrant Holders shall be estopped from asserting any claim to the contrary.

(e) Payment of Lender Debt. At and upon the Effective Time, Parent shall pay, or cause to be paid, by wire transfer of immediately available funds, to the Lenders, such amounts as directed in writing by the Lenders necessary to repay the Lender Debt and all interest accrued thereunder up to and including the Closing Date (the “Payoff Amount”).

(f) Payment of Company Stockholder Transaction Expenses. At and upon the Effective Time, Parent shall pay, or cause to be paid, by wire transfer of immediately available funds such amounts necessary to pay the unpaid Company Stockholder Transaction Expenses set forth on the Schedule of Company Stockholder Transaction Expenses.

SECTION 3.02 Conversion of Capital Stock of the Company and Payments to be made in Connection with the Merger. Upon and after the Closing, the Representative, having been duly empowered to act on behalf of the Company Stockholders pursuant to the terms of the Representative Agreement, shall make determinations as to the allocation of the Merger Consideration among the Common Shares, the Class A Preferred Shares, the Class B Preferred Shares, the Options, the Warrants and any other Right in and to the ownership of the Company immediately prior to the Effective Time. In furtherance of the foregoing, the Representative shall follow the directives and procedures set forth in this Section 3.02, Section 3.03 and Section 3.04 to determine the payments and deliveries to be made from the Payment Fund to such ownership interests in the Company. The Company Stockholders shall have no recourse against Parent or the Surviving Corporation for the payment calculations and distribution of the Merger Consideration as determined by the Representative. Notwithstanding any contrary provision set forth in this Agreement, Edward L. Donnelly shall receive his pro-rata share of the Merger Consideration, less the principal amount of the Convertible Debenture. In addition, notwithstanding any contrary provision set forth in this Agreement, the Representative shall not pay to each Company Stockholder (excluding holders of Preferred Shares for purposes of this Section) that portion of the Merger Consideration represented by such Company Stockholder’s pro rata share of the Escrow Fund until such time as such amount, if any, is distributable pursuant to the terms and conditions of the Escrow Agreement. The Escrow Fund shall be held by the Escrow Agent under the Escrow Agreement pursuant to the terms thereof. The Escrow Fund shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes of and in accordance with the terms of this Agreement and the Escrow Agreement. The adoption of this Agreement and the approval of the Merger by the Company Stockholders shall constitute approval of the Escrow Agreement and of all of the arrangements relating thereto, including, without limitation, the placement of the Escrow Fund in escrow.

(a) Conversion of Common Stock. At the Effective Time, each share of common stock, par value $0.01 per share, of the Company (each, a “Common Share”) that is issued and outstanding immediately prior to the Effective Time (other than a number of Common Shares owned by Edward L. Donnelly that would represent the principal amount of the Convertible Debenture, which such Common Shares shall be cancelled immediately prior to the Effective Time and exchanged at the Effective Time for the Convertible Debenture), including, without limitation, all shares of common stock issued upon exercise of any Options or Warrants shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the Company Stockholders, be canceled and extinguished and each such Common Share shall be converted into the right to receive the Common Merger Consideration (subject to adjustment to reflect changes in the Closing Net Working Capital and the Closing Cash as provided in Sections 3.01(b), 3.01(c) and 3.05 hereof) in cash, payable in accordance with and subject to the conditions on payment as provided in this Article 3, other than with respect to Dissenting Shares and without duplication with respect to Options and Warrants cancelled pursuant to Section 3.03 and Section 3.04, respectively; provided, however, that, without duplication with respect to Section 3.02(b) below, the amount payable to any holder of Common Shares who is an obligor on a Management Note shall be reduced by the principal amount of such Management Note plus accrued interest thereon to the Effective Time, and such Management Note shall be deemed cancelled thereafter.

(b) Conversion of Class A Preferred Stock. At the Effective Time, each share of Class A Preferred Stock, par value $0.01 per share, of the Company (each, a “Class A Preferred Share”) that is issued and outstanding immediately prior to the Effective Time, including, without limitation, all shares of Class A Preferred Stock issued upon exercise of any Options shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the Company Stockholders, be canceled and extinguished, and each such Class A Preferred Share shall be converted into the right to receive the Class A Liquidation Preference in cash, payable in accordance with and subject to the conditions on payment as provided in this Article 3, other than with respect to Dissenting Shares; provided, however, that, without duplication with respect to Section 3.02(a) above, the amount payable to any holder of Class A Preferred Shares who is an obligor on a Management Note shall be reduced by the principal amount of such Management Note plus accrued interest thereon to the Effective Time, and such Management Note shall be deemed cancelled thereafter. The Company and the Representative acknowledge and agree that the remittance of the Merger Consideration with respect to the Class A Preferred Shares in accordance with this Section 3.02(b) shall be deemed full satisfaction of the Preferred Shares Dividends with respect to such Class A Preferred Shares, and the holders of Class A Preferred Shares shall be estopped from asserting any claim to the contrary.

(c) Conversion of Class B Preferred Stock. At the Effective Time, each share of Class B Preferred Stock, par value $0.01 per share, of the Company (each, a “Class B Preferred Share” and together with the Class A Preferred Shares, the “Preferred Shares”) that is issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the Company Stockholders, be canceled and extinguished, and each such Class B Preferred Share shall be converted into the right to receive the Class B Liquidation Preference in cash, payable in accordance with and subject to the conditions on payment as provided in this Article 3, other than with respect to Dissenting Shares. The Company and the Representative acknowledge and agree that the remittance of the Merger Consideration with respect to the Class B Preferred Shares in accordance with this Section 3.02(c) shall be deemed full satisfaction of the Preferred Shares Dividends with respect to such Class B Preferred Shares, and the holders of Class B Preferred Shares shall be estopped from asserting any claim to the contrary.

(d) Treasury Stock. Each Company Share held in the treasury of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof, and no payment shall be made with respect thereto.

(e) Surrender of Certificates. The Representative shall deliver the Merger Consideration pursuant to this Section 3.02 (adjusted as contemplated in Sections 3.01(b), 3.01(c) and 3.05) out of the Payment Fund for each Company Share that is surrendered in accordance with this Section 3.02(e). As soon as practicable, but in no event later than five (5) days after the Effective Time, the Representative shall mail to each holder of record of a certificate representing outstanding Company Shares (the “Certificates”) (1) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery by such Company Stockholder of his, her or its Certificates to the Representative, and shall be in customary form), and (2) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration contemplated to be paid to the Company Stockholders by the Representative pursuant to this Section 3.02. Upon surrender of a Certificate to the Representative for cancellation, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration (adjusted as contemplated in Sections 3.01(b), 3.01(c) and 3.05 hereof) represented by such Certificate as set forth above, which Merger Consideration shall be payable upon such proper surrender, by the Representative by delivery of a certified or bank cashier’s check or by wire transfer, and the Certificate so surrendered shall forthwith be canceled upon delivery thereof to the Representative. Notwithstanding the foregoing, the amount to be paid to any obligor on a Management Note in respect of the Common Shares or Class A Preferred Shares held by such obligor shall be reduced by the principal amount of such Management Note plus accrued interest thereon to the Effective Time, and such Management Note shall be deemed cancelled thereafter. Except as specifically provided in the Escrow Agreement, no interest will be paid or accrued on any cash payable to holders of Certificates. In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company, payment may be made to a transferee if the Certificate representing such Company Shares is presented to Parent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Notwithstanding the foregoing, the Representative shall not pay to such Company Stockholders (excluding holders of Preferred Shares) at the Effective Time that portion of the Merger Consideration represented by the Escrow Fund until such times as such amounts are distributable pursuant to the terms and conditions of the Escrow Agreement.

(f) Cancellation of Company Shares. From and after the Effective Time, all Company Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a Certificate representing any such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration (net of the principal amount of the Management Notes plus accrued interest thereon to the Effective Time held by holders of Common Shares and Class A Preferred Shares) represented by such Certificate (other than with respect to Dissenting Shares).

(g) Treatment of Restricted Stock. Prior to the Closing, the Board of Directors of the Company (or, if appropriate, any committee thereof) may, in its sole and absolute discretion, adopt appropriate resolutions and take all other actions necessary to provide that, at the Effective Time, to the extent not already fully vested pursuant to their terms, all Company Shares awarded or issued pursuant to a restricted stock agreement, either pursuant to the AbilityOne Products Corp. Long-Term Incentive Plan (the “Long-Term Incentive Plan”) or otherwise (the “Restricted Stock”), shall be deemed fully vested and shall be treated, for all purposes of this Agreement, in the same manner as such shares would be treated if they were not subject to any Restricted Stock agreement.

SECTION 3.03 Options. Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary to (i) provide for the cancellation, effective at the Effective Time, of all outstanding stock options or similar Rights to purchase Common Shares or Class A Preferred Shares (each, an “Option”) heretofore granted under either the AbilityOne Products Corp. 2000 Stock Option Plan, as amended and restated June 20, 2002, or the AbilityOne Products Corp. 2000 Stock Incentive Plan (together, the “Option Plans”), or granted pursuant to individual option agreements outside of the Option Plans, without any payment therefor except as otherwise provided in this Section 3.03, and (ii) terminate the Option Plans and all individual option agreements outside of the Option Plans as of the Effective Time. Each vested Option, either vested pursuant to its terms or vested by appropriate resolutions of the Board of Directors of the Company (or, if appropriate, any committee thereof), in its sole and absolute discretion, to the extent unexercised as of the Effective Time, shall thereafter no longer be exercisable but shall entitle each holder thereof (each, an “Option Holder”), in cancellation and settlement therefor, to a payment in cash, at the Effective Time, equal to (A) if an Option exercisable for Common Shares, the product of (i) the excess, if any, of (x) the Common Merger Consideration (adjusted as contemplated in Sections 3.01(b), 3.01(c) and 3.05 hereof) over (y) the exercise price per Common Share subject to such Option, multiplied by (ii) the total number of Common Shares subject to such Option immediately prior to its cancellation (such payment to be net of withholding Taxes, if any, and without interest), at the same time, in the same manner, and subject to the same conditions under which other Company Stockholders receive Common Merger Consideration, or (B) if an Option exercisable for Class A Preferred Shares, the product of (i) the excess, if any, of (x) the Class A Liquidation Preference over (y) the exercise price per Class A Preferred Share subject to such Option, multiplied by (ii) the total number of Class A Preferred Shares subject to such Option immediately prior to its cancellation (such payment to be net of withholding Taxes, if any, and without interest), at the same time, in the same manner, and subject to the same conditions under which other Company Stockholders receive the Class A Liquidation Preference (collectively, such amounts payable hereunder being referred to as the “Option Payments”). Upon surrender of the agreement or instrument evidencing an Option (an “Option Agreement”) by the Option Holder to the Representative, the Representative shall pay to such Option Holder, on behalf of the Company and subject to any applicable withholding Taxes, the Option Payments due under this Section 3.03 with respect to such Option. Notwithstanding the foregoing, the Representative shall not pay to each Option Holder at the Effective Time that portion of the Option Payments represented by the Escrow Fund until such times as such amounts are distributable pursuant to the terms and conditions of the Escrow Agreement.

SECTION 3.04 Warrants. Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary to provide for the cancellation, effective at the Effective Time, of all outstanding warrants to purchase Common Shares (the “Warrants”), without any payment therefor except as otherwise provided in this Section 3.04. Each vested Warrant, either vested pursuant to its terms or vested by appropriate resolutions of the Board of Directors of the Company (or, if appropriate, any committee thereof), in its sole and absolute discretion, to the extent unexercised as of the Effective Time, shall thereafter no longer be exercisable but shall entitle each holder thereof (each, a “Warrant Holder”), in cancellation and settlement therefor, to a payment in cash (subject to any applicable withholding Taxes), at the Effective Time, equal to the product of (i) the total number of Common Shares as to which that Warrant remains unexercised multiplied by (ii) the excess, if any, of (x) the Common Merger Consideration (adjusted as contemplated in Sections 3.01(b), 3.01(c) and 3.05 hereof) over (y) the exercise price per Common Share subject to such Warrant (such amounts payable hereunder being referred to as the “Warrant Payments”). Upon surrender of the Warrant by the Warrant Holder to the Representative, the Representative shall pay to such holder, on behalf of the Company and subject to any applicable withholding Taxes, the Warrant Payments due under this Section 3.04 with respect to such Warrant. Notwithstanding the foregoing, the Representative shall not pay to each Warrant Holder at the Effective Time that portion of the Warrant Payments represented by the Escrow Fund until such times as such amounts are distributable pursuant to the terms and conditions of the Escrow Agreement.

SECTION 3.05 Closing Net Working Capital Adjustment; Closing Cash Adjustment.

(a) Within ninety (90) days after the Closing Date, Parent shall prepare and deliver to the Representative a (i) statement of the Closing Net Working Capital (the “Statement of Closing Net Working Capital”), and (ii) statement of Closing Cash (the “Statement of Closing Cash”). The Statement of Closing Net Working Capital shall be based upon the books and records of the Company and its Subsidiaries and shall be prepared in accordance with GAAP and the definition of Closing Net Working Capital set forth in Article 1 above. The Statement of Closing Cash shall be based upon the books and records of the Company and its Subsidiaries and shall be prepared in accordance with GAAP and the definition of Cash set forth in Article 1 above.

(b) The Statement of Closing Net Working Capital and the Statement of Closing Cash shall respectively be final and binding on the Parties unless the Representative shall, within thirty (30) days following the delivery of the (i) Statement of Closing Net Working Capital, or (ii) Statement of Closing Cash, deliver to Parent written notice of disagreement with either or both of such statements, which notice(s) shall describe the nature of any such disagreement in reasonable detail, identify the specific items involved and the dollar amount of each such disagreement. By way of clarification, any written notice of disagreement shall apply only to the statement described in the notice. The Representative shall provide reasonable supporting documentation for each such disagreement concurrently with the delivery of the respective notice(s). After the end of such thirty (30) day period, the Representative may not introduce additional disagreements with respect to any item in the Statement of Closing Net Working Capital or the Statement of Closing Cash. If the Representative shall raise any objections within the aforesaid thirty (30) day period, then the disputed matters shall be resolved by the Representative, on behalf of the Company Stockholders, and Parent. If the Representative and Parent are unable to resolve all disagreements within thirty (30) days of receipt by Parent of a written notice of disagreement, or such longer period as may be agreed by Parent and the Representative, then, within thirty (30) days thereafter, the Representative and Parent jointly shall select an arbiter from a nationally recognized independent public accounting firm that is not the independent auditor of any of Parent, the Company or the Surviving Corporation; if Parent and the Representative are unable to select an arbiter within such time period, the American Arbitration Association shall make such selection (the Person so selected shall be referred to herein as the “Accounting Arbitrator”). The Accounting Arbitrator so selected will consider only those items and amounts set forth in the Statement of Closing Net Working Capital and/or the Statement of Closing Cash as to which Parent and the Representative have disagreed within the time periods and on the terms specified above and must resolve the matter in accordance with the terms and provisions of this Agreement. In submitting a dispute to the Accounting Arbitrator, each of the Parties shall concurrently furnish, at their own respective expense, to the Accounting Arbitrator and the other Party such documents and information as the Accounting Arbitrator may request. Each Party may also furnish to the Accounting Arbitrator such other information and documents as it deems relevant, with copies of such submission and all such documents and information being concurrently given to the other Party. Neither Party shall have or conduct any communication, either written or oral, with the Accounting Arbitrator without the other Party, respectively, either being present or receiving a concurrent copy of any written communication. The Accounting Arbitrator may conduct a conference concerning the objections and disagreements between the Representative and Parent, at which conference each Party shall have the right to (i) present its documents, materials and other evidence (previously provided to the Accounting Arbitrator and the other Party), and (ii) have present its or their advisors, accountants, counsel and other representatives. The Accounting Arbitrator shall resolve each item of disagreement based solely on the presentations and supporting material provided by the Parties and not pursuant to any independent review (the foregoing, however, shall not preclude the Accounting Arbitrator from independent research of facts or determining proper application of GAAP or the terms of this Agreement with respect to the subject matter of the objections and disagreement between the Parties). The Accounting Arbitrator shall issue a detailed written report that sets forth the resolution of all items in dispute and that contains, as applicable, a (i) final Statement of Closing Net Working Capital, and/or (ii) final Statement of Closing Cash, according to the dispute(s) noticed. Such report(s) shall be final and binding upon Parent and the Representative. The Accounting Arbitrator may choose to circulate a preliminary report(s) for the comment of the Parties. The fees and expenses of the Accounting Arbitrator incurred in connection with the determination of the disputed items by the Accounting Arbitrator shall be borne equally by the Representative and Parent. Parent and the Representative shall, and Parent shall cause the Surviving Corporation to, cooperate fully with the Accounting Arbitrator and respond on a timely basis to all requests for information or access to documents or personnel made by the Accounting Arbitrator or by other Parties hereto, all with the intent to fairly and in good faith resolve all disputes relating to the Statement of Closing Net Working Capital as promptly as reasonably practicable.

(c) If the amount representing:

(i) Closing Net Working Capital as reflected in the Statement of Closing Net Working Capital as finally determined in accordance with this Section 3.05 is less than the Estimated Closing Net Working Capital, the Merger Consideration shall be decreased on a dollar-for-dollar basis by the amount of such shortfall. If the amount representing Closing Net Working Capital as reflected in the Statement of Closing Net Working Capital as finally determined is greater than the Estimated Closing Net Working Capital, the Merger Consideration shall be increased on a dollar-for-dollar basis by the amount of such excess.

(ii) Closing Cash as reflected in the Statement of Closing Cash as finally determined in accordance with this Section 3.05 is less than Estimated Closing Cash, the Merger Consideration shall be decreased on a dollar-for-dollar basis by the amount of such shortfall. If the amount representing Closing Cash as reflected in the Statement of Closing Cash as finally determined is greater than the Estimated Closing Cash, the Merger Consideration shall be increased on a dollar-for-dollar basis by the amount of such excess.

If any adjustment under this Section 3.05 results in an aggregate reduction in the Merger Consideration, the Representative shall pay to Parent (by wire transfer to an account designated in writing by Parent) the amount of such reduction plus interest from and after the Closing Date to and through the date of payment at the prime rate charged on the Closing Date by LaSalle Bank, National Association, Chicago, Illinois (the “Prime Rate”) within five (5) business days after the final determination of the Closing Net Working Capital and/or Closing Cash, respectively. Conversely, if any adjustment results in an aggregate increase in the Merger Consideration, Parent shall deposit or shall cause to be deposited into the Payment Fund the amount of such increase plus interest from and after the Closing Date to and through the date of payment at the Prime Rate within five (5) business days after the final determination of the Closing Net Working Capital and/or Closing Cash, respectively.

SECTION 3.06 Return of Merger Consideration. If, after nine (9) months after the Effective Time, there remain any holders of Company Shares who have not surrendered their Certificates for payment of the Merger Consideration, the Representative shall mail notices to such holders at the address set forth in the stock records of the Company notifying them of their right to receive the Merger Consideration. To the extent that any holders of Company Shares have not tendered their Certificates within ninety (90) days after the mailing of such notice, the Representative shall return, to the extent permitted by Applicable Law, to Parent any funds held by it for the benefit of holders of Company Shares and deliver to Parent any Certificates or other documents received by it from any holder of Company Shares after such time. Upon receipt,

Parent shall hold the remaining funds for the benefit of such holders and shall deliver to any holder of Company Shares who has properly surrendered Certificates for Company Shares, the Merger Consideration to which such holder is entitled pursuant to this Agreement with respect to the Company Shares surrendered by such holder.

SECTION 3.07 No Liability. None of Parent, Merger Sub or the Surviving Corporation shall be liable to any Company Stockholder in respect of any Merger Consideration delivered to a public official as required by and pursuant to any applicable abandoned property, escheat or similar Applicable Law. Subject to Section 3.08, if any Certificate shall not have been surrendered prior to the date on which any Merger Consideration would otherwise escheat to or become the property of any public official, any such Merger Consideration shall, to the extent permitted by Applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.

SECTION 3.08 Lost, Stolen and Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Surviving Corporation will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

SECTION 3.09 Effect of Merger on Capital Stock of Surviving Corporation. At the Effective Time, each share of Merger Sub’s common stock, par value $0.01 per share, that is issued and outstanding immediately prior to the Effective Time, shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the Company Stockholders, be converted automatically into and exchanged for one (1) share of common stock of the Surviving Corporation.

SECTION 3.10 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, Company Shares (the “Dissenting Shares”) that are issued and outstanding immediately prior to the Effective Time and are held by Company Stockholders who have not voted in favor of the Merger, consented thereto in writing or otherwise contractually waived their rights to appraisal and who have complied with all of the relevant provisions of Section 262 of the DGCL (the “Dissenting Stockholders”) shall not be converted into or be exchangeable for the right to receive the Merger Consideration, unless and until such stockholders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the DGCL. The Company shall give Parent (i) prompt notice of any written demands for appraisal of any Company Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal, and (ii) the opportunity to direct all negotiations and Proceedings with respect to demands for appraisal under the DGCL. Neither the Company nor the Surviving Corporation shall, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. If any Dissenting Stockholder shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, then (i) as of the occurrence of such event, such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the Merger Consideration (adjusted as contemplated in Sections 3.01(b), 3.01(c) and 3.05 hereof) issuable pursuant to Section 3.02, and (ii) promptly following the occurrence of such event, Parent shall deposit into the Payment Fund the Merger Consideration (adjusted as contemplated in Sections 3.01(b), 3.01(c) and 3.05 hereof) to which such holder is entitled pursuant to Section 3.02.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article 4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article 4), except for representations and warranties that speak as of a specific date other than the date hereof or the Closing Date and except as set forth in the corresponding section of the disclosure schedule delivered by the Company to Parent on the date hereof (the “Disclosure Schedule”). The Disclosure Schedule is arranged in numbered paragraphs corresponding to the sections and subsections of this Article 4. Any disclosure as to one schedule, section or subsection shall not be deemed to be a disclosure on any other schedule, section or subsection unless it is specifically cross-referenced on such other schedule, section or subsection.

SECTION 4.01 Organization, Qualification, Corporate Power and Authority; Subsidiaries. The Company and each of its Subsidiaries is duly organized, validly existing, and in good standing under Applicable Law of the jurisdiction of its incorporation. The Company and each of its Subsidiaries is duly authorized to conduct business and is in good standing under Applicable Law of each jurisdiction where such qualification is required, except where the lack of such qualification would not have a Material Adverse Effect. The Company and each of its Subsidiaries has full power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. Section 4.01 of the Disclosure Schedule lists the directors and officers of the Company and each of its Subsidiaries.

SECTION 4.02 Authority Relative to this Agreement. The Company has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other Transactions contemplated hereby have been duly authorized by all necessary corporate action, and no other corporate Proceedings on the part of the Company and no Company Stockholder votes are necessary to authorize this Agreement or to consummate the Merger and the other Transactions contemplated hereby, other than the Requisite Stockholder Approval and the filing and recordation of the Certificate of Merger. This Agreement constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms and conditions, subject to Applicable Laws of general application relating to public policy, bankruptcy, insolvency and the relief of debtors and rules of Applicable Law governing specific performance, injunctive relief and other equitable remedies.

SECTION	4.03 Capitalization.

(a) The entire authorized capital stock of the Company is 1,232,000 shares consisting of (i) 700,000 Common Shares, of which 555,647.51 Common Shares are issued and outstanding as of the date hereof, (ii) 525,000 Class A Preferred Shares, of which 493,916.70 Class A Preferred Shares are issued and outstanding as of the date hereof, and (iii) 7,000 Class B Preferred Shares, of which 1,687.81 Class B Preferred Shares are issued and outstanding as of the date hereof. 67,224.43 Common Shares are issuable upon exercise of Rights under the agreements governing the Warrants. Pursuant to the Long-Term Incentive Plan, the Company has reserved for issuance 25,000 Common Shares. Pursuant to the Option Plans, the Company has reserved for issuance 24,000 Common Shares. As of the date hereof, the Company has granted, pursuant to the Option Plans or pursuant to option agreements outside of the Option Plans, options to purchase an aggregate of 22,939.75 Common Shares (of which options to purchase 400 Common Shares have expired and been forfeited) and 704.48 Class A Preferred Shares. All of the issued and outstanding Company Shares have been duly authorized, are validly issued, fully paid and non-assessable. Except for the Options and Warrants, there are no outstanding or authorized Rights, including options, warrants, purchase Rights, subscription Rights, conversion Rights, exchange Rights, or other Contracts or commitments that could require the Company to issue, sell, or otherwise cause to become outstanding any of its capital stock. Other than with respect to the AbilityOne Products Corp. Equity Deferred Compensation Plan, as amended and restated on February 12, 2002 (the “Deferred Compensation Plan”), there are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar Rights with respect to the Company. The Fully-Diluted Company Shares represent all of the ownership interests in and to the capital stock of the Company.

(b) Except as set forth in Section 4.03 of the Disclosure Schedule, all of the outstanding shares of capital stock (or equivalent equity interests of entities other than corporations) of each of the Company’s Subsidiaries are owned of record and beneficially, directly or indirectly, by the Company.

SECTION 4.04 Noncontravention. Except for the consents, approvals, authorizations, Permits and Operating Contracts described in Section 4.04 of the Disclosure Schedule, neither the execution and delivery of this Agreement, nor the consummation of the Transactions contemplated hereby, will (i) violate any Applicable Law or any Order of any Governmental Body to which the Company and any of its Subsidiaries is subject, or, assuming the Requisite Stockholder Approval is obtained, any provision of the charter, bylaws or other governing documents of the Company and any of its Subsidiaries, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any Party the right to accelerate, terminate, modify, or cancel, or require any notice under any Operating Contract, Lease, material instrument or other material arrangement to which the Company or any of its Subsidiaries is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Encumbrance upon any of its assets). Except as set forth in Section 4.04 of the Disclosure Schedule and except for the filing of the Certificate of Merger under the DGCL, the pre-merger notification requirements of the HSR Act and foreign antitrust and competition filings required or desirable under Applicable Law, neither the Company nor any of its Subsidiaries needs to give any material notice to, make any material filing with, or obtain any material authorization, consent, or approval of any Governmental Body in order for the Parties to consummate the Transactions contemplated by this Agreement.

SECTION 4.05 Brokers’ Fees. Other than to Credit Suisse First Boston LLC, neither the Company nor any of its Subsidiaries has or will have any Liability to pay any fees or commissions to any broker, finder, or agent with respect to the Transactions contemplated by this Agreement.

SECTION 4.06 Clear Title. Except as otherwise set forth in Section 4.06 of the Disclosure Schedule, (i) the Company and its Subsidiaries hold good and valid title to their tangible assets and valid and enforceable interests in their intangible assets, (ii) the Company and its Subsidiaries hold valid and enforceable leasehold interests in the Leased Real Property and all leased non-real estate assets, and (iii) as of the Closing Date, the assets and leasehold interests of the Company and its Subsidiaries will be free and clear of any and all Encumbrances, other than Permitted Encumbrances.

SECTION 4.07 Financial Statements. The Company has made available to Parent the following financial statements (collectively, the “Financial Statements”): (i) audited consolidated balance sheets and statements of income, stockholders’ equity, and cash flows as of and for the fiscal years ended December 31, 2002 and December 31, 2001, and as of and for the period from August 25, 2000 to December 31, 2000, for the Company and its Subsidiaries (the “Audited Financial Statements”), and (ii) unaudited consolidated balance sheets and statements of income and cash flows (the “Most Recent Financial Statements”) as of and for the fiscal quarters ended March 31, 2003 and June 30, 2003 for the Company and its Subsidiaries. The Financial Statements (including the notes thereto) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and present fairly the financial condition of the Company and its Subsidiaries as of such dates and the results of operations of the Company and its Subsidiaries for such periods; provided, however, that the Most Recent Financial Statements are subject to normal year-end adjustments and lack footnotes and other presentation items, and the 2002 data included in the Most Recent Financial Statements is pro forma to reflect the acquisition of the Rehabilitation Division of Smith & Nephew, Inc.

SECTION 4.08 Events Subsequent. Since March 31, 2003, there has not been any Material Adverse Change in the Company and its Subsidiaries, taken as a whole, and the Company and its Subsidiaries have been operated only in the Ordinary Course of Business.

SECTION 4.09 Legal Compliance. Except as set forth in Section 4.09 of the Disclosure Schedule, the Company and each of its Subsidiaries have complied in all material respects with all Applicable Laws and Orders of any Governmental Body. Except as set forth in Section 4.09 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any notice of, and the Company has no Knowledge of, any violation of a material nature of any Applicable Laws and/or Orders applicable and with respect to the Company.

SECTION 4.10 Tax Matters.

(a) The Company and each of its Subsidiaries have timely filed all Tax Returns required to be filed, and have each paid all Taxes shown thereon as owing. All Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown as due and payable on a Tax Return) have been paid or have been appropriately accrued on their books and records.

(b) Except as set forth in Section 4.10 of the Disclosure Schedule, no Income Tax Returns filed with respect to the Company or any of its Subsidiaries currently are the subject of audit. The Company has made available to Parent correct and complete copies of all U.S. Federal Income Tax Returns filed with respect to the Company and all of its Subsidiaries for taxable periods ended after September 15, 2000. Section 4.10 of the Disclosure Schedule lists (i) all U.S. Federal Income Tax Returns, state Income Tax Returns, Canadian Federal Income Tax Returns, and Canadian provincial Income Tax Returns filed by the Company and all of its Subsidiaries for taxable periods ended after September 15, 2000, and (ii) all Income Tax Returns filed by the Company and all of its Subsidiaries in any jurisdiction outside of the United States and Canada for taxable periods ended after March 27, 2002.

(c) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Income Taxes or agreed to any extension of time with respect to an Income Tax assessment or deficiency.

(d) None of the Company or its Subsidiaries is liable for Income Taxes of another Person (other than the Company or its Subsidiaries) under a tax sharing agreement or other agreement the primary purpose of which is to provide for the sharing or indemnification of Taxes.

(e) The Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(f) Neither the Company nor its Subsidiaries has applied for, been granted, or agreed to any accounting method change for which it will be required to take into account any adjustment under Section 481 of the Code and no election under Section 341(f) of the Code has been made by the Company or any of its Subsidiaries.

(g) There are no requests for rulings in respect of any Income Tax matter pending between the Company and/or any of its Subsidiaries and any Governmental Body, including any Tax authority.

(h) Except for payments for which a vote will be solicited under Section 6.08, the Company and its Subsidiaries are not individually or collectively a party to any agreement (other than the Executive Employment Agreements) that would give rise to a payment that constitutes an “excess parachute payment” for purposes of Sections 280G and 4999 of the Code.

SECTION 4.11 Real Property. The Owned Real Property and the Leased Real Property may be referred to herein collectively as the “Real Property.”

(a) Section 4.11(a) of the Disclosure Schedule sets forth a correct and complete list of all Owned Real Property. Except as set forth in Section 4.11(a) of the Disclosure Schedule, with respect to each parcel of Owned Real Property:

(i) the Company or one of its Subsidiaries has good and marketable fee simple title, free and clear of all Encumbrances, except Permitted Encumbrances;

(ii) neither of the Company nor any of its Subsidiaries has leased to any Person such Owned Real Property or any portion thereof; and

(iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.

(b) Section 4.11(b) of the Disclosure Schedule sets forth a complete and accurate list of all Leases. The Company has made available to Parent complete and accurate copies of all Leases. Except as set forth in Section 4.11(b) of the Disclosure Schedule, (A) all Leases were made in the Ordinary Course of Business, and, to the Knowledge of the Company, are valid, binding and currently in full force and effect, (B) none of the Company or its Subsidiaries is in material default under any of the Leases, (C) to the Knowledge of the Company, no event has occurred which, through the passage of time or the giving of notice, or both, would constitute a default by the Company or its Subsidiaries or give rise to a right of termination or cancellation by another party under any of the Leases, or cause the acceleration of any Liability of the Company or its Subsidiaries, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or its Subsidiaries, and (D) to the Knowledge of the Company, no other party is in default under any of the Leases of Leased Real Property. Except as described in Section 4.11(b) of the Disclosure Schedule hereto, none of the Leases has been canceled, terminated, amended or modified. Except as provided in Section 4.11(b) of the Disclosure Schedule hereto, the consummation of the Transactions contemplated hereby will not require the consent or approval of any Person under any of the Leases.

(c) Except as set forth in Section 4.11(c) of the Disclosure Schedule hereto, there are no condemnation Proceedings pending or, to the Knowledge of the Company, Threatened with respect to all or any part of the Real Property.

SECTION 4.12 Intellectual Property. Section 4.12 of the Disclosure Schedule hereto contains a correct and complete list and description of all issued patents, registered trademarks and registered copyrights and pending applications for patents, trademarks and copyrights owned (as opposed to licensed) by the Company or any of its Subsidiaries and all material agreements pursuant to which the Company or any of its Subsidiaries has licensed or sub-licensed or received a license or sub-license with respect to any Intellectual Property. Except as set forth in Section 4.12 of the Disclosure Schedule, (i) each of the Company and its Subsidiaries owns or has valid and enforceable interests to use all Intellectual Property material to or necessary to be used in the operation of the business of the Company and its Subsidiaries (the “Business Intellectual Property”), (ii) the consummation of the Transactions contemplated by this Agreement will not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, with respect to the use by the Company or its Subsidiaries of any of the Business Intellectual Property, (iii) to the Knowledge of the Company, no Person is infringing, misappropriating or diluting any of the Business Intellectual Property, such that the foregoing has had or would have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, (iv) no trade secret of the Company or its Subsidiaries used in the business of the Company and its Subsidiaries has been disclosed to any Person in any manner that would be reasonably likely to result in a forfeiture of that trade secret, such that the foregoing has had or would have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, and (v) after the Closing, the Business Intellectual Property will be owned by or available for use by the Company and its Subsidiaries on terms and conditions substantially identical to those under which the Company and its Subsidiaries owned or used the Business Intellectual Property immediately prior to the Closing. The Company and its Subsidiaries have taken all steps customary and reasonable in their industries to protect and preserve the confidentiality and proprietary nature of all Business Intellectual Property and other Confidential Information.

SECTION 4.13 Contracts. Section 4.13 of the Disclosure Schedule lists all written Contracts to which the Company or any of its Subsidiaries is a party, the performance of which requires consideration during the next twelve (12) months in excess of $100,000. The Company has made available to Parent a correct and complete copy of each Contract or other agreement (as amended to date) listed in Section 4.13 of the Disclosure Schedule.

All of the Contracts listed in Section 4.13 of the Disclosure Schedule hereto are referred to in this Agreement as the “Operating Contracts.” All of the Operating Contracts were made in the Ordinary Course of Business, and, to the Knowledge of the Company, are valid, binding and currently in full force and effect. Neither the Company nor its Subsidiaries is in material default under any of the Operating Contracts, and, to the Knowledge of the Company, no event has occurred which, through the passage of time or the giving of notice, or both, would constitute a default by the Company or its Subsidiaries or give rise to a right of termination or cancellation by another party under any of the Operating Contracts, or cause the acceleration of any Liability of the Company or its Subsidiaries, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or its Subsidiaries. To the Knowledge of the Company, no other Person is in default under any of the Operating Contracts. Except as described in Section 4.13 of the Disclosure Schedule hereto, none of the Operating Contracts have been cancelled, terminated, amended or modified. Except as provided in Section 4.13 of the Disclosure Schedule, the consummation of the Transactions will not require the consent or approval of any Person under any of the Operating Contracts.

SECTION 4.14 Proceedings and Orders. Except as set forth in Section 4.14 of the Disclosure Schedule, the Company and its Subsidiaries (i) are not subject to or affected by any outstanding Injunction or Order, and (ii) are not a party to any pending or, to the Knowledge of the Company, Threatened Proceeding. To the Knowledge of the Company, no Injunction, Order or Proceeding challenges or will have the effect of preventing, delaying, making illegal or otherwise interfering with the consummation of the Transactions.

SECTION 4.15 Employee Benefits and Labor Matters.

(a) Employee Benefit Plans. Section 4.15(a) of the Disclosure Schedule lists each Employee Benefit Plan that the Company or any of its ERISA Affiliates maintains or to which any of the Company and its ERISA Affiliates are required to contribute.

(i) Except as set forth on Section 4.15(a) of the Disclosure Schedule, to the Knowledge of the Company, each Employee Benefit Plan (and each related trust, insurance Contract, or fund) has been maintained, funded and administered in accordance with the terms of such Employee Benefit Plan and complies in form and in operation in all respects with the applicable requirements of ERISA and the Code, except where the failure to comply would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

(ii) All contributions (including all employer contributions and employee salary reduction contributions) that are due have been made to each Employee Benefit Plan that is an Employee Pension Benefit Plan. All premiums or other payments which are due have been paid with respect to each Employee Benefit Plan that is an Employee Welfare Benefit Plan.

(iii) Each Employee Benefit Plan which is intended to meet the requirements of a “qualified plan” under Code §401(a) has received a favorable determination letter from the Internal Revenue Service to the effect that such Employee Benefit Plan meets the requirements of Code §401(a).

(iv) Neither the Company nor any of its Subsidiaries maintains, sponsors or contributes to any Employee Pension Benefit Plan that is subject to Title IV of ERISA or Section 412 of the Code.

(v) No Employee Benefit Plan is a Multiemployer Plan. None of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has (i) at any time since March 27, 2002, contributed to or been obligated to contribute to any Multiemployer Plan, or (ii) incurred any withdrawal Liability to a Multiemployer Plan that has not been satisfied in full.

(vi) Prohibited Transactions. The Company and its ERISA Affiliates have not, nor, to the Knowledge of the Company, has any other “disqualified person” or “party in interest,” as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively, engaged in a “prohibited transaction,” as such term is defined in Section 4975 of the Code and Section 406 of ERISA, with respect to any Employee Benefit Plan of the Company or its ERISA Affiliates subject to ERISA, which could reasonably be expected to subject the Company to a Tax, penalty or other Liability on prohibited transactions imposed by either Section 502(i) of ERISA or Section 4975 of the Code.

(vii) Fiduciary Duty. Neither the Company, its ERISA Affiliates, nor, to the Knowledge of the Company, any other fiduciary of any Employee Benefit Plan has engaged in any transaction with respect to such Employee Benefit Plan or failed to act in a manner with respect to such Employee Benefit Plan which could reasonably be expected to subject the Company to any material Liability for a breach of fiduciary duty under ERISA or any other Applicable Law.

(b) Labor Matters. Except as set forth in Section 4.15(b) of the Disclosure Schedule hereto, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other similar Contract, labor organization or union. There has not been since March 27, 2002, and there is not presently pending or existing and, to the Knowledge of the Company, there is not Threatened, (i) any strike, slowdown, walkout, picketing, work stoppage, labor arbitration or other Proceeding in respect of the grievance of any employee of the Company or its Subsidiaries, (ii) any application or complaint filed by any employee of the Company or its Subsidiaries or union with the National Labor Relations Board or any comparable Governmental Body, or (iii) any organizational activity or labor dispute against or affecting the Company or its Subsidiaries, and no application for certification of a collective bargaining agreement is pending or, to the Knowledge of the Company, is Threatened. There is no lockout of any employees by the Company or its Subsidiaries and no such action is contemplated by the Company or its Subsidiaries. Except as set forth in Section 4.15(b) of the Disclosure Schedule, there is no allegation, charge, complaint or Proceeding pending or, to the Knowledge of the Company, Threatened by any Person against the Company or its Subsidiaries, and, to the Knowledge of the Company, there is no allegation, charge, complaint or Proceeding pending or Threatened against any of their current or former officers, directors or employees relating to employment, equal employment opportunity, discrimination, harassment, wrongful discharge, unfair labor practices, immigration, wages, hours, benefits, collective bargaining, the payment of social security or similar Taxes, occupational safety and health or plant closing.

SECTION 4.16 Environmental Matters. Except as set forth in Section 4.16 of the Disclosure Schedule and except to the extent that any of the following conditions would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries (i) have transported, stored, and/or disposed of any Hazardous Materials handled by the Company and its Subsidiaries in compliance with all Environmental Laws; (ii) have operated their respective businesses with all Permits required under Environmental Law, and the Real Property owned or operated by the Company or its Subsidiaries is not subject to an Environmental Claim; (iii) do not have Knowledge that the Owned Real Property has been or is being used as a landfill or a storage or dumping area for any Hazardous Materials; (iv) do not have Knowledge of any investigation, notice, Proceeding or Order affecting the Company or any of its Subsidiaries concerning any Environmental Condition or Environmental Claim; and (v) have no Knowledge that asbestos, polychlorinated biphenyls or urea formaldehyde has been placed, stored or located on the Real Property.

SECTION 4.17 Certain Transactions.

(a) Business Practices. Except as set forth in Section 4.17(a) of the Disclosure Schedule, to the Knowledge of the Company, neither the Company, its Subsidiaries nor any Person acting on behalf of either the Company or its Subsidiaries has, directly or indirectly, since March 27, 2002 given or agreed to give any gift or similar benefit to any material customer, supplier, Governmental Body or other Person who is or may be in a position to help or hinder the business of the Company or its Subsidiaries (or assist the Company or its Subsidiaries in connection with any actual or proposed transaction) in violation of (i) Applicable Laws or (ii) (a) the policies of the Company or its Subsidiaries or (b) the policies of any such material customer, supplier, Governmental Body or other Person with whom the Company or its Subsidiaries does or seeks to conduct business.

(b) Trade Regulation. Except as set forth in Section 4.17(b) of the Disclosure Schedule and except as the following, if any condition described existed, would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, (i) all of the prices charged by the Company and its Subsidiaries in connection with the marketing, sale or distribution of any products or services have been in material compliance with all Applicable Laws, and (ii) no claims have been communicated in writing or, to the Knowledge of the Company, Threatened in writing against the Company or its Subsidiaries with respect to wrongful termination of any dealer, distributor or any other marketing Person, discriminatory pricing, price fixing, unfair competition, false advertising, or any other violation of any Applicable Laws relating to anti-competitive practices or unfair trade practices of any kind.

SECTION 4.18 Insider Transactions. Except as set forth in Section 4.18 of the Disclosure Schedule and except for any Company Shares, Options and/or Warrants owned by any Company Stockholder, no Company Stockholder nor any Affiliate of any Company Stockholder or the Company or its Subsidiaries has, or has had since March 27, 2002, any (i) material business arrangement or relationship with the Company or any of its Subsidiaries, or (ii) interest in any material asset, real or personal, tangible or intangible, of the Company or any of its Subsidiaries, including, without limitation, any proprietary rights of the Company or its Subsidiaries.

SECTION 4.19 Vote Required. Except for the affirmative vote of the holders of a majority of the outstanding Common Shares, voting as a single class in which each Common Share is entitled to one vote (the “Requisite Stockholder Approval”), no other vote or approval of the holders of any class or series of capital stock or other equity interests of the Company is necessary to approve this Agreement, the Merger and the other Transactions contemplated hereunder.

SECTION 4.20 Indebtedness. As of the Closing Date, other than any intercompany indebtedness, the Company and its Subsidiaries will have no indebtedness for borrowed money other than the Lender Debt.

SECTION 4.21 Disclosure to Company Stockholders. The information supplied by the Company for inclusion in the information statement to be sent to the Company Stockholders in connection with the Consent Action of the Company Stockholders to consider the Merger and the Transactions (such information statement as amended or supplemented is referred to herein as the “Information Statement”) shall not, on the date the Information Statement is first transmitted to the Company Stockholders and the Representative, at the time of the Consent Action of the Company Stockholders, and at the Effective Time, contain any statement which is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading.

SECTION 4.22 Company Action. The Board of Directors of the Company, by unanimous written consent or at a meeting duly called and held, has by the unanimous vote of all directors (i) determined that the Merger is advisable and in the best interests of the Company and the Company Stockholders, (ii) approved the Merger and the Transactions in accordance with Applicable Law, including certain payments to be made to the Individual Subject Company Stockholders, and (iii) directed that this Agreement, the Merger and the other Transactions contemplated herein or in the Ancillary Documents be submitted to the Company Stockholders for their approval and have resolved to recommend that the Company Stockholders vote in favor of the approval of this Agreement, the Merger and the Transactions.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company that the statements contained in this Article 5 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article 5), except for representations and warranties that speak as of a specific date other than the date hereof or the Closing Date.

SECTION 5.01 Organization of Parent and Merger Sub. Each of Parent and Merger Sub is a corporation (or other entity) duly organized, validly existing, and in good standing under the Applicable Law of the jurisdiction of its incorporation (or other formation).

SECTION 5.02 Ownership of Merger Sub; No Prior Activities. Merger Sub is a direct, wholly owned subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions and has engaged in no business activity other than as contemplated by this Agreement. Except for obligations or Liabilities incurred in connection with its incorporation and the Transactions, Merger Sub has not and will not have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or Liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

SECTION 5.03 Authority Relative to this Agreement. Each of Parent and Merger Sub has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other Transactions have been duly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent and Merger Sub and no stockholder votes are necessary to authorize this Agreement or to consummate the Merger and the other Transactions, other than the filing and recordation of the Certificate of Merger. This Agreement constitutes the valid and legally binding obligation of Parent and Merger Sub, enforceable in accordance with its terms and conditions, subject to Applicable Laws of general application relating to public policy, bankruptcy, insolvency and the relief of debtors and rules of Applicable Law governing specific performance, injunctive relief and other equitable remedies.

SECTION 5.04 Noncontravention. Neither the execution and delivery of this Agreement, nor the consummation of the Transactions, will (i) violate any constitution, statute, regulation, rule, Injunction, judgment, Applicable Law or any Order of any Governmental Body to which Parent or Merger Sub is subject or any provision of its charter, bylaws or other governing documents, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any Party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, Contract, lease, license, instrument or other arrangement to which Parent or Merger Sub is a party or by which it is bound or to which any of its assets is subject. Except for the filing of the Certificate of Merger under the DGCL, the pre-merger notification requirements of the HSR Act and foreign antitrust and competition law filings, neither Parent nor Merger Sub needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Body in order for the Parties to consummate the Transactions.

SECTION 5.05 Brokers’ Fees. Other than to Bank of America Securities LLC, neither Parent nor Merger Sub has any Liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the Transactions.

SECTION 5.06 Litigation. There are no actions, suits, claims or legal, administrative or arbitratorial Proceedings pending against, or Threatened against, Parent or Merger Sub that would adversely affect Parent’s or Merger Sub’s performance under this Agreement or the consummation of the Transactions.

SECTION 5.07 Financing. Parent has sufficient funds or financing in place or available as of the date hereof to fund the Merger Consideration, the Payoff Amount and the Company Stockholder Transaction Expenses to be paid at the Closing.

ARTICLE 6

PRE-CLOSING COVENANTS

The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

SECTION 6.01 General. Each of the Parties will use its reasonable commercial efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the Transactions (including satisfaction, but not waiver, of the Closing conditions set forth in Article 8 below).

SECTION 6.02 Notices and Consents. Each of the Parties will (and the Company will cause each of its Subsidiaries to) give any notices to, make any filings with, and use its reasonable commercial efforts to obtain any authorizations, consents, and approvals of any Governmental Body and any Third Parties in connection with the matters referred to in Section 4.04 and Section 5.04 above. Without limiting the generality of the foregoing, (i) each of the Parties will, within two (2) business days of the date hereof, file any Notification and Report Forms and related material that it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act, and any required filings under any other Applicable Law, will use its reasonable commercial efforts to obtain an early termination of any applicable waiting period thereunder, and will promptly make any further filings pursuant thereto that may be necessary, proper, or advisable in connection therewith; Parent shall be responsible for all filing fees for any required filings under the HSR Act or any other Applicable Law, and (ii) the Company shall use its reasonable commercial efforts to obtain each of the consents and approvals required to be disclosed in Section 4.04 of the Disclosure Schedule.

SECTION 6.03 Operation of Business. Except as otherwise contemplated by this Agreement or consented to in writing by Parent, during the period from the date of this Agreement until the Closing Date, the Company will not, and will cause its Subsidiaries not to, engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business (other than (a) the grant of Restricted Stock pursuant to the Long-Term Incentive Plan with respect to management performance grants for 2002 and 2003 and (b) the payment by the Company or its Subsidiaries of all accrued and unpaid bonuses as of the Closing Date to participants in the AbilityOne Corporation Management Incentive Compensation Plan).

SECTION 6.04 Publicity. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of Parent and the Company.

SECTION 6.05 Access.

(a) The Company will permit, and will cause each of its Subsidiaries to permit, representatives of Parent (including legal counsel and accountants) to have, upon prior written notice, reasonable access during normal business hours and under reasonable circumstances, and in a manner so as not to interfere with the normal business operations of the Company and its Subsidiaries, to the premises, personnel, books, records (including Tax records), Contracts, and documents of or pertaining to the Company and each of its Subsidiaries. Neither Parent nor any of its representatives shall contact any employee, customer, supplier or landlord of the Company or any of its Subsidiaries without the prior written consent of an officer of the Company. Parent and Merger Sub shall comply with, and shall cause their respective representatives to comply with, all of their obligations under the Confidentiality Agreement dated May 1, 2003 (the “Confidentiality Agreement”) by and between the Company and Parent with respect to the information disclosed pursuant to this Section 6.05, which agreement will remain in full force and effect until the Effective Time, and shall survive termination of this Agreement.

(b) Notwithstanding anything herein to the contrary (including in the Confidentiality Agreement), any Party to this Agreement (and each employee, representative, or other agent of such Parties) may disclose to any and all Persons, without limitation of any kind, the U.S. “tax treatment” or “tax structure” (in each case, within the meaning of Treasury Regulation section 1.6011-4) of the Transactions and all materials of any kind (including opinions or other tax analysis) that are provided to such Parties relating to such U.S. “tax treatment” and “tax structure” (in each case, within the meaning of Treasury Regulation section 1.6011-4); provided, that such disclosure may not be made (i) until the earlier of (x) the date of public announcement of discussions relating to the Transactions, (y) the date of the public announcement of the Transactions contemplated by this Agreement, or (z) the date of execution of this Agreement, and (ii) to the extent required to be kept confidential to comply with any federal or state securities law. The intent of this provision is that the Transactions are not treated as having been offered under conditions of confidentiality for purposes of Treasury Regulation section 1.6011-4(b)(3) and shall be construed in a manner consistent with such purpose.

SECTION 6.06 Litigation. From the date hereof and through the Closing Date, the Company will notify Parent in writing of any Injunctions, Orders or Proceedings of the type required to be described in Section 4.14 of this Agreement, that, from the time hereof, are, to the Company’s Knowledge, Threatened or commenced against the Company or any of its Subsidiaries or against any trustee, officer, director or employee of the Company or any of its Subsidiaries relating to the Company, any Subsidiary or their respective businesses.

SECTION 6.07 Notice of Developments. The Company may elect at any time to notify Parent of any event or occurrence that has as its basis an event or occurrence that arose after the date hereof (a “Development”) which would cause a breach at the Closing of any of the representations and warranties in Article 4 above. Unless Parent has the right to terminate this Agreement pursuant to Section 9.01(c) below by reason of the Development and exercises that right within the period of five (5) business days referred to in Section 9.01(c) below, the written notice pursuant to this Section 6.07 will be deemed to have amended the Disclosure Schedule, to have qualified the representations and warranties contained in Article 4 above, and to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the Development.

SECTION 6.08 Written Consents of the Company Stockholders.

(a) Approval of Merger and Transactions. The Company shall distribute a written action of Company Stockholders in lieu of a meeting (the “Consent Action of the Company Stockholders”), with a recommendation to approve all actions proposed in such consent action, as promptly as practicable for the purpose of voting upon the approval of this Agreement, the Merger, the Transactions and any other matter deemed necessary by the Board of Directors of the Company (excluding any proposal for approval of any “excess parachute payments” under Section 280G of the Code, which is the subject of Section 6.08(b) hereof). The Company shall use its commercially reasonable efforts to obtain an executed written Consent Action of the Company Stockholders as soon as practicable after the date hereof, but in no event later than, in the case of any Subject Company Stockholder, six (6) hours after the execution of this Agreement and, in the case of any other Company Stockholder, not later than ten (10) days after the execution of this Agreement. In connection with the solicitation of the signature(s) required for the Consent Action of the Company Stockholders, the Company shall, prior to obtaining such written consents, (i) distribute to the Company Stockholders and the Representative (pursuant to the authority of the Representative and direction set forth in the Representative Agreement) the Information Statement and any other disclosure materials as required by the DGCL and Applicable Law, including the executed Consent Action of the Company Stockholders from the Subject Company Stockholders, and (ii) use commercially reasonable efforts to obtain from each Company Stockholder not constituting a Subject Company Stockholder the Representative Agreement and from each Company Stockholder who holds any Options or Warrants an Option/Warrant Amendment duly executed by and on behalf of such Company Stockholder.

(b) Section 280G Solicitation. As promptly as practicable, the Company shall, in a manner reasonably satisfactory to Parent, distribute a written action of the Company Stockholders (and, to the extent necessary, cause its direct and indirect shareholders to submit a similar written action to their shareholders or members or take other appropriate actions) to approve each of the Section 280G Payments (such solicitations shall be referred to as the “Section 280G Consents”). Each Section 280G Consent shall be accompanied by an information statement that has been prepared by the Company, and is reasonably satisfactory to Parent, which includes information regarding the amounts and terms of the Section 280G Payments and the supermajority required to approve the Section 280G Payments. Prior to soliciting such vote, the Company shall have any “disqualified individual” (within the meaning of Section 280G), other than the Individual Subject Company Stockholders, that is entitled to a Section 280G Payment (and who has not previously waived its right to such payments) enter into an agreement with the Company (in form and substance reasonably satisfactory to Parent) which waives such person’s right to the Section 280G Payment. To the extent that the Company does not receive a Section 280G Consent for a Section 280G Payment that constitutes the vesting of shares of Restricted Stock or Options, the Board of Directors of the Company shall not vest the shares of the Restricted Stock or Options pursuant to Section 3.02(g) or Section 3.03.

(c) Disclosure/Information Materials. Immediately upon execution and delivery of this Agreement, the Company shall distribute to the Company Stockholders the Information Statement. The Company shall have allowed Parent a reasonable opportunity prior to such distribution to review and comment on the Information Statement.

SECTION 6.09 No Solicitation. From the date hereof until the termination hereof, the Company will not, and will cause its Subsidiaries and the officers, directors, employees, investment bankers, consultants and other agents of the Company and its Subsidiaries not to, directly or indirectly, take any action to solicit, initiate, encourage or facilitate the making of any Acquisition Proposal (as defined below) or any inquiry with respect thereto or engage in discussions or negotiations with any Person with respect thereto, or disclose any nonpublic information relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to, any Person that has made any Acquisition Proposal. Notwithstanding the foregoing, for a period of ten (10) days after the date hereof, nothing contained in this Section 6.09 shall prevent the Company from furnishing nonpublic information to, affording access to properties, books and records to or entering into discussions or negotiations with, any Person in connection with a bona fide Acquisition Proposal received from such Person that the Board of Directors of the Company, after consulting with its financial advisor and legal counsel, determines in good faith could lead to a Superior Proposal (as defined below), so long as prior to furnishing nonpublic information to, affording access to properties, books and records to or entering into discussions or negotiations with, such Person, the Company receives from such Person an executed confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement; provided, further, that nothing contained in this Agreement shall prevent the Board of Directors of the Company from complying with Rule 14e-2 or 14d-9 under the Securities Exchange Act of 1934, as amended, with regard to an Acquisition Proposal. The Company will promptly notify (which notice shall be provided orally and in writing, shall identify the Person making such Acquisition Proposal and shall include a copy of any written document setting forth the proposed terms of such Acquisition Proposal provided to the Company by such Person) Parent after receipt of any Acquisition Proposal, but in no event more than twenty-four (24) hours after receipt of an Acquisition Proposal, if the Company is prepared to provide such Person with access to such nonpublic information or properties, books or records. The Company will, and will cause the other Persons listed in the first sentence of this Section 6.09 to, immediately cease and cause to be terminated all discussions and negotiations, if any, that have taken place prior to the date hereof with any parties with respect to any Acquisition Proposal. Subject to compliance with their duties, as determined in good faith by the Board of Directors of the Company, and subject to the exceptions set forth in this Section 6.09, the Board of Directors of the Company shall not authorize the Company to waive any standstill or confidentiality provisions contained in agreements to which the Company is a party or to which the Company is subject.

If the Board of Directors of the Company shall determine that an Acquisition Proposal is a Superior Proposal, (a) the Company shall notify Parent in writing of such determination (prior to any communication of such fact to the Person making the Acquisition Proposal), (b) the Company shall provide Parent with copies of any written nonpublic information about the Company’s business provided by the Company to the Person making the Acquisition Proposal and any written modifications to the initial Acquisition Proposal provided by such Person to the Company, and (c) the Company shall be obligated to negotiate with Parent for a period not to exceed ninety-six (96) hours from the time of such notice, during which Parent shall have the opportunity to agree to amend this Agreement so that such Acquisition Proposal is not a Superior Proposal. If the Board of Directors of the Company shall determine, after consulting with its legal counsel and receiving the written opinion of its financial advisor, that the Acquisition Proposal is a Superior Proposal (after giving effect to all amendments to this Agreement proposed by Parent), for a period of ten (10) days after the date hereof, the Company may terminate this Agreement as provided in Section 9.01(d). If the Board of Directors of the Company shall determine, after consulting with its legal counsel and receiving the written opinion of its financial advisor, that the Acquisition Proposal is not a Superior Proposal (after giving effect to all amendments to this Agreement proposed by Parent), the Company shall discontinue and terminate discussions with the Person making such Acquisition Proposal (and require that such Person return or destroy all Confidential Information provided by the Company to such Person) and proceed under the terms and conditions of this Agreement, as amended by the foregoing negotiations.

For purposes of this Agreement, “Acquisition Proposal” means any written offer or proposal for, or any indication of interest in, a merger or other business combination involving the Company or any of its Subsidiaries or the acquisition of a majority of the equity in, or all or substantially all of the assets of, the Company or any of its Subsidiaries, other than the Transactions and other than purchases of, or an offer for, a bona fide de minimus equity interest, or for an amount of assets not material to the Company and its Subsidiaries, taken as a whole, that the Company has no reason to believe could lead to a change in control of the Company or to the acquisition of all or substantially all of the assets of the Company and its Subsidiaries. For purposes of this Agreement, “Superior Proposal” means any bona fide Acquisition Proposal on terms that the Board of Directors of the Company determines in its good faith judgment (based on the advice of the Company’s financial advisor and legal counsel, taking into account all the terms and conditions of the Acquisition Proposal, including any break up fees, expense reimbursement provisions and conditions to consummation) are more favorable to the Company Stockholders than this Agreement and the Merger taken as a whole, and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Board of Directors of the Company.

SECTION 6.10 Germantown Facility. The Company shall continue to make best reasonable commercial efforts to sell its Real Property and facility located in Germantown, Wisconsin (collectively, the “Germantown Facility”) prior to the Closing.

(a) Germantown Sale Prior to Closing. Pursuant to Section 6.10 hereof, the Company is in the process of attempting to sell the Germantown Facility. In the event that the Germantown Facility is sold prior to the Closing, the net proceeds of such sale (the selling price less all associated costs of selling the Germantown Facility (the “Germantown Selling Costs”), including professional (legal, financial, accounting, broker, appraisal, title, survey and similar services) fees and associated costs) shall be used solely for the purpose of paying down Lender Debt.

(b) Germantown Appraisal in Lieu of Sale. Promptly following the execution and delivery of this Agreement by the Parties, the Company and Parent shall each engage qualified commercial real estate appraisers to perform market value appraisals of the

Germantown Facility, with each appraisal to be determined as if a sale were to take place between the date of this Agreement and the anticipated Closing Date. Each appraiser will be qualified and experienced with respect to the commercial real estate market in which the Germantown Facility is situated, and will prepare an appraisal of the market value of the Germantown Facility net of the appraiser’s estimate of the Germantown Selling Costs (the “Germantown Deemed Selling Price”). The appraisals referred to above will be completed within five (5) days of this Agreement, and each of the Company and Parent shall promptly deliver a copy of their appraiser’s appraisal report for review by the other Party. In the event that the appraisals are within $500,000 of each other, the Parties shall average the two appraisals and such average shall be the deemed selling price of the Germantown Facility. In the event, however, that the appraisals are not within $500,000 of each other, then the Company and Parent shall request that their respective appraisers either reconcile their appraisals to within $500,000 of each other, or select a third appraiser to perform an appraisal of the Germantown Facility in accordance with the guidelines, and on the terms and conditions set forth hereinabove. The third appraiser chosen by the other appraisers shall be jointly engaged by the Company and Parent and the costs of such third appraisal will be equally divided between the Company and Parent. The third appraiser’s appraisal report shall be issued within five (5) days of engagement and shall be final, conclusive and binding on the Parties to this Agreement, and the appraisal amount determined by the third appraiser shall be the deemed selling price. The Germantown Deemed Selling Price determined by the appraisers or the third appraiser, less $120,000, shall be referred to herein as the “Germantown Net Appraisal Proceeds” and shall be used for the determination of the Merger Consideration in Section 3.01(a)(vi) above.

SECTION 6.11 Deferred Compensation Plan. The Company shall, prior to Closing, adopt a resolution of its Board of Directors and take all other necessary corporate actions to terminate, effective immediately following the Effective Time, the Deferred Compensation Plan, and to provide for, immediately following the Effective Time, the distribution of each Participant’s Account (as defined in the Deferred Compensation Plan).

SECTION 6.12 Cooperation for Payoff Amount. The Company will cooperate with and provide Parent with the assistance necessary to obtain written letters and wire transfer instructions from the Lenders specifying the amount required to repay the full amount of the Lender Debt, and all accrued interest thereunder up to and including the Closing Date, and the account or accounts to which such payments shall be made, as contemplated by Section 3.01(e) above.

SECTION 6.13 Schedule of Merger Consideration. Parent and the Company shall in good faith jointly calculate and prepare a schedule of merger consideration (the “Merger Consideration Schedule”) at least three (3) days prior to the Closing Date consistent with the formula set forth in Section 3.01(a) hereof, which schedule shall contain (i) the calculation of Merger Consideration, with appropriate evidence of the amounts used therein, and (ii) the calculations of the amounts to be remitted to the (A) Lenders, (B) Company’s payroll withholding bank account, (C) Escrow Agent, (D) Edward L. Donnelly in the principal amount of the Convertible Debenture, (E) the professional advisors and consultants of the Company and legal counsel of Howard A. Schwartz and Edward L. Donnelly in payment of the Company Stockholder Transaction Expenses, and (F) the Representative or its designee, as set forth in Sections 3.01(d), 3.01(e) and 3.01(f) hereof.

SECTION 6.14 Deliveries to be Made at the Closing.

(a) The Company. At the Closing, the Company shall deliver to Parent and Merger Sub the following:

(i) a certificate of the Company to the effect that each of the conditions specified in Sections 8.02(a) and 8.02(b) is satisfied in all respects;

(ii) a good faith calculation by the Company of the Estimated Closing Net Working Capital set forth on the Statement of Estimated Closing Net Working Capital, which reflects all factors and amounts to be considered for the proper determination of Estimated Closing Net Working Capital;

(iii) a good faith calculation by the Company of the Estimated Closing Cash set forth on the Statement of Estimated Closing Cash, which reflects all factors and amounts to be considered for the proper determination of Estimated Closing Cash;

(iv) a calculation of the amount required to pay in full the Lender Debt outstanding as of the Closing Date, and documents which evidence that upon receipt of the Payoff Amount, the lenders of the Lender Debt will release all Encumbrances securing the Lender Debt, effective as of the Closing Date;

(v) the Schedule of Company Stockholder Transaction Expenses in accordance with the provisions of Section 11.01;

(vi) the Escrow Agreement executed and delivered by the Escrow Agent and the Representative;

(vii) the Certificate of Merger executed by the Company;

(viii) certificates of good standing or their equivalent for the Company and each of its Subsidiaries (other than AbilityOne Limited and AOC Vertriebs GmbH), dated not earlier than five (5) business days prior to the Closing (other than for AbilityOne Homecraft Limited and AbilityOne Kinetec SA, which may be dated earlier than five (5) business days prior to the Closing), issued by the Secretary of State or similar official of the state of incorporation or country of registry of the Company and each of its Subsidiaries, as applicable;

(ix) a certificate of the Secretary of the Company that the Company Stockholders shall have approved the Merger and the Transactions in accordance with Applicable Law and the provisions of Section 6.08(a);

(x) a certificate of the Representative stating that the Representative has been and is, as applicable, fully empowered to act on behalf of each and all of the Company Stockholders prior to, at and subsequent to the Closing and the Effective Time;

(xi) evidence that the following agreements have been, or shall be, fully and finally terminated:

(A) the Option Plans;

(B) the Long-Term Incentive Plan;

(C) the Deferred Compensation Plan; and

(D) any agreement by, between or among the Company Stockholders, including the Amended and Restated Stockholders Agreement dated as of March 27, 2002 by and among the Company and the Company Stockholders and the Amended and Restated Registration Agreement dated as of March 27, 2002 by and among the Company and the Company Stockholders;

(xii) the written consents and approvals set forth in Schedule 8.01; and

(xiii) in the event the Germantown Facility sale is completed prior to the Closing, all documentation related to and of such sale, and a calculation of either the Germantown Net Sales Proceeds or the Germantown Net Appraisal Proceeds.

(b) Parent and Merger Sub. At the Closing, Parent and Merger Sub shall deliver to the Company the following:

(i) a certificate of Parent to the effect that each of the conditions specified in Sections 8.03(a) and 8.03(b) is satisfied in all respects; and

(ii) certificates of good standing for Parent and Merger Sub, dated not earlier than five (5) business days prior to the Closing, respectively issued by the Secretaries of State of the states of Minnesota and Delaware.

SECTION 6.15 2002 U.S. Federal Income Tax Return. As promptly as practicable, the Company shall provide to Parent a form of its U.S. federal Income Tax Return for the taxable year ended December 31, 2002 for its review and comment. The Company shall not file such U.S. federal Income Tax Return without the prior consent of Parent (which consent shall not be unreasonably withheld or delayed).

ARTICLE 7

POST-CLOSING COVENANTS

The Parties agree as follows with respect to the period following the Closing.

SECTION 7.01 General. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party.

SECTION 7.02 Employee Matters.

(a) The Surviving Corporation will honor the obligations of the Company and its Subsidiaries under the provisions of any employment agreements, collective bargaining agreements and other similar Contracts between the Company or any of its Subsidiaries and any employee of the Company or any of its Subsidiaries. Nothing in this Section 7.02(a) will prevent the Surviving Corporation from (i) exercising any rights to amend such obligations, or (ii) contesting in good faith such provisions in the Ordinary Course of Business.

(b) For the period from the Effective Date through December 31, 2003, Parent agrees to provide, or cause the Surviving Corporation to provide, each employee of the Company or any of its Subsidiaries with employee benefits plans, programs and arrangements that are substantially similar and not materially less favorable in the aggregate than the employee benefits plans, programs and arrangements under the Employee Benefit Plans maintained by the Company and its Subsidiaries in effect immediately prior to the Closing Date (“Comparable Benefits”) (it being understood that Parent may elect to (i) provide each employee of the Company or any of its Subsidiaries with Comparable Benefits through coverage under Parent’s employee benefits plans, programs and arrangements, (ii) cause the Surviving Corporation to provide each employee of the Company or any of its Subsidiaries with Comparable Benefits through continued coverage under the Company’s and its Subsidiaries’ employee benefits plans, programs and arrangements or (iii) provide each employee of the Company or any of its Subsidiaries with Comparable Benefits through a combination of coverage under Parent’s employee benefits plans, programs and arrangements and continued coverage under the Company’s and its Subsidiaries’ employee benefits plans, programs and arrangements). Notwithstanding, and in clarification of the foregoing, in the event Parent or the Surviving Corporation elects to have any employee receive coverage under any employee benefits plan, program or arrangement of Parent or the Surviving Corporation, each employee will be credited with service with the Company or any of its Subsidiaries for purposes of eligibility and vesting.

(c) No provisions of this Section 7.02 shall create any rights or interest except as among the Parties to this Agreement, and no former, present or future employees of any such party or its Affiliates (or any dependents of such individuals) will be treated as third-party beneficiaries in or under the provisions of this Agreement.

SECTION 7.03 Directors’ and Officers’ Indemnification.

(a) From and after the Effective Time, Parent, the Surviving Corporation and the Company, jointly and severally, shall indemnify and hold harmless each present and former director or officer of the Company and each Subsidiary of the Company and each such Person who served at the request of the Company or any Subsidiary of the Company as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other Employee Benefit Plan or enterprise (collectively, the “Company Indemnified Parties”) against all costs and expenses (including, without limitation, reasonable attorneys’ fees), judgments, fines, losses, claims, damages, Liabilities and settlement amounts paid in connection with any claim, action, suit, Proceeding or investigation (whether arising before or after the Effective Time), whether civil, administrative, criminal or investigative, arising out of or pertaining to any action or omission solely in their capacities as directors, officers, trustees, partners, fiduciaries, employees or agents, in each case occurring at or before the Effective Time (including, without limitation, the Transactions, but not as beneficiaries of Merger Consideration), in each case, to the fullest extent permitted by Applicable Laws or to the fullest extent permitted under the Company Certificate and the By-laws of the Company, the governing documents of any applicable Subsidiary or any applicable Contract or agreement as in effect on the date hereof. The foregoing shall not under any circumstances apply to indemnify and hold harmless the Company Indemnified Parties against any indemnification claims that such Company Indemnified Parties are otherwise obligated to satisfy pursuant to Section 10.01, and it is acknowledged and agreed that the Company Indemnified Parties shall be estopped from asserting such a claim pursuant to this Agreement or any Ancillary Document against the Parent Indemnified Parties.

(b) For a period of at least six (6) years after the Effective Time, Parent shall cause the By-laws of the Surviving Corporation to continue to include a provision substantially similar to Article 5 of the By-laws of the Company for the benefit of all directors, officers, employees, fiduciaries and agents of the Company prior to the Effective Time and shall cause each Subsidiary of the Company to continue to include in its governing documents indemnification provisions substantially similar to those currently set forth in its governing documents for the benefit of all directors, officers, employees, fiduciaries and agents of such Subsidiary prior to the Effective Time. In the event that any claim or claims for indemnification are asserted or made within such six (6) year period, all rights to indemnification, if any, in respect of any such claim or claims shall continue until the disposition of any and all such claims.

(c) For a period of six (6) years after the Effective Time, Parent shall cause to be maintained in effect directors’ and officers’ liability insurance policies that are comparable to the directors’ and officers’ liability insurance policies currently maintained by the Company (provided that Parent may substitute therefor policies reasonably satisfactory to the Company Indemnified Parties of at least the same coverage containing terms and conditions that, in the aggregate, are no less advantageous) with respect to claims arising from facts or events that occurred at or prior to the Effective Time; provided, however, the cost of the premiums for a six (6) year policy of “tail-coverage” for such comparable directors’ and officers’ liability insurance shall not in the aggregate exceed $400,000.

(d) In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, honor the indemnification and other obligations set forth in this Section 7.03.

(e) Each Company Indemnified Party shall have rights as a third party beneficiary under this Section 7.03 as separate contractual rights for his or her benefit, and such right shall be enforceable by such Company Indemnified Party, its heirs and personal representatives and shall be binding on Parent, the Surviving Corporation and their successors and assigns.

SECTION 7.04 International Swap Dealers Association, Inc. Master Agreement. Parent shall pay, or shall cause the Surviving Corporation to pay, any amount payable by the Company or its Subsidiaries for any obligation arising from, in connection with or incident to the obligations of the Company or its Subsidiaries pursuant to that certain International Swap Dealers Association, Inc. Master Agreement dated as of May 16, 2002 between Bank of America, N.A. and AbilityOne Corporation.

SECTION 7.05 Consents and Approvals. The Company Stockholders will use their commercially reasonable efforts to cause to be delivered to Parent all consents and approvals necessary from the independent certified public accountants of the Company and its Subsidiaries to allow Parent to incorporate, utilize, publish or otherwise disclose the Audited Financial Statements in order to facilitate Parent’s reporting requirements with any Governmental Body in accordance with Applicable Law, including the United States Securities and Exchange Commission.

ARTICLE 8

CONDITIONS TO OBLIGATION TO CLOSE

SECTION 8.01 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each Party to effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by Applicable Law:

(a) Company Stockholder Approval. This Agreement and the Merger and the Transactions shall have been approved and adopted by the requisite vote of the Company

Stockholders in accordance with the terms of the DGCL, the Company Certificate and the By-laws of the Company.

(b) Proceedings. There shall not be any (i) Proceedings which have been commenced against any of the Parties by any Person involving or affecting in any way the Parties’ consummation of the Transactions, or (ii) Applicable Laws, Orders or Injunctions restraining or enjoining the consummation of the Transactions.

(c) HSR Act and Consents.

(i) The applicable waiting period, together with any extensions thereof, including any additional waiting period required as a consequence of any supplemental request by a Governmental Body, under the HSR Act shall have expired or been terminated.

(ii) Parent and the Company shall have received evidence, in form and substance reasonably satisfactory to Parent and the Company, that all of the material consents, waivers, releases, authorizations, approvals, licenses, certificates, Permits and franchises of all Persons (including each and every Governmental Body) set forth in Schedule 8.01 have been obtained. All consents of a Governmental Body shall be by Final Order; provided, however, that if the Parties waive the condition of Governmental Body consent by Final Order, the Parties shall consider the Governmental Body consent without Final Order sufficient to proceed to Closing according to the other terms of this Agreement.

(d) Certificate of Merger. Prior to the Effective Time, the Certificate of Merger shall be approved in advance for filing with and by the Secretary of State of the State of Delaware.

SECTION 8.02 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and the other Transactions contemplated herein are subject to satisfaction of the following additional conditions:

(a) Representations and Warranties. The representations and warranties set forth in Article 4 above shall be true and correct in all material respects at and as of the Closing Date (except that those representations and warranties that address matters only as of a particular date shall have been true and correct in all material respects only as of such date), except to the extent that such representations and warranties are qualified by terms such as “material,” “Material Adverse Effect,” “Material Adverse Change,” or a term or phrase of similar effect, in which case such representations and warranties shall be true and correct in all respects at and as of the Closing Date (except that those representations and warranties that address matters only as of a particular date shall have been true and correct in all respects only as of such date), in each case, or in the aggregate, as has not had a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

(b) Agreements and Covenants. The Company shall have performed and complied with all of its covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by terms such as “material”, “Material Adverse Effect” or “Material Adverse Change,” in which case the Company shall have performed and complied with all of such covenants in all respects through the Closing, in each case, or in the aggregate, as has not had a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

Parent may waive any condition specified in this Section 8.02 if it executes a writing so stating at or prior to the Closing.

SECTION 8.03 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and the other Transactions contemplated herein is subject to satisfaction of the following additional conditions:

(a) Representations and Warranties. The representations and warranties set forth in Article 5 above shall be true and correct in all material respects at and as of the Closing Date (except that those representations and warranties that address matters only as of a particular date shall have been true and correct in all material respects only as of such date).

(b) Agreements and Covenants. Parent and Merger Sub shall have performed and complied with all of their covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by terms such as “material,” in which case Parent and Merger Sub shall have performed and complied with all of such covenants in all respects through the Closing.

The Company may waive any condition specified in this Section 8.03 if it executes a writing so stating at or prior to the Closing.

ARTICLE 9

TERMINATION

SECTION 9.01 Termination of Agreement. Certain of the Parties may terminate this Agreement as provided below:

(a) Parent and the Company may terminate this Agreement by mutual written consent at any time prior to the Closing;

(b) Parent or the Company may terminate this Agreement by giving written notice to the other Party prior to the Closing if (i) the consummation of the Merger or the other Transactions is permanently prohibited by any Applicable Law, Injunction or Order; provided that the Party seeking to terminate this Agreement shall not have proximately contributed to the issuance of such Injunction or Order by breach of the terms of this Agreement or any Ancillary Document or by a violation of Applicable Law, or (ii) the Closing shall not have occurred on or before October 31, 2003; provided, however, no such right of the terminating Party shall exist in the event that the Parties’ failure to consummate the Closing by October 31, 2003 results primarily from a breach of any representation, warranty or covenant contained in this Agreement by the terminating Party;

(c) Parent may terminate this Agreement by giving written notice to the Company at any time prior to the Closing in the event (i) the Company has within the then previous five (5) business days given Parent any notice pursuant to Section 6.07 above, and the Development that is the subject of the notice constitutes a Material Adverse Effect on or a Material Adverse Change in the Company and its Subsidiaries, taken as a whole, (ii) the Company has breached any representation, warranty, or covenant contained in this Agreement in any material respect (except to the extent that any such representation, warranty or covenant(s) is qualified by the terms “material,” “Material Adverse Effect,” “Material Adverse Change” or a term or phrase of similar effect, in which case any such representation, warranty or covenant shall be true and correct), Parent has notified the Company of the breach, and the breach has continued without cure (such cure to be to the reasonable satisfaction of Parent) for a period of thirty (30) days after the notice of breach and results in a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, or (iii) within ten (10) days of the date hereof, the Board of Directors of the Company shall have received an Acquisition Proposal, and such Board of Directors:

(A) has determined that such Acquisition Proposal is a Superior Proposal in accordance and in compliance with Section 6.09 of this Agreement; or

(B) has withdrawn or modified its recommendation of this Agreement, the Merger or the other Transactions; or

(C) has recommended to the Company Stockholders any Superior Proposal; and

(d) The Company may terminate this Agreement by giving written notice to Parent at any time prior to the Closing in the event (i) Parent or Merger Sub has breached any representation, warranty, or covenant contained in this Agreement in any material respect (except to the extent that any such representation, warranty or covenant(s) is qualified by the terms “material,” “Material Adverse Effect,” “Material Adverse Change” or a term or phrase of similar effect, in which case any such representation, warranty or covenant shall be true and correct), the Company has notified Parent of the breach, and the breach has continued without cure (such cure to be to the reasonable satisfaction of the Company) for a period of thirty (30) days after the notice of breach, or (ii) within ten (10) days of the date hereof, the Board of Directors of the Company shall have received an Acquisition Proposal which such Board of Directors has determined is a Superior Proposal in accordance and in compliance with Section 6.09 of this Agreement; provided, however, that, in the case of (ii) above, the Company shall have made the Termination

Fee and Termination Expense payments to Parent required by Section 9.02(b) in order for this Agreement to be fully and finally terminated.

The Party desiring to terminate this Agreement pursuant to this Article 9 shall give written notice of such termination to the other Party in accordance with Section 11.08 below, specifying the provision of this Article 9 pursuant to which such termination is effected.

SECTION 9.02 Effect of Termination.

(a) General. Except as set forth in Section 9.02(b) below, if any Party terminates this Agreement pursuant to Section 9.01 above, all rights and obligations of the Parties hereunder shall terminate without any Liability of any Party to any other Party (except for any Liability of any Party then in willful breach); provided, however, that the provisions of the Confidentiality Agreement defined in Section 6.05 above shall survive termination.

(b) Termination Payment. If (i) the Company shall terminate this Agreement pursuant to Section 9.01(d)(ii) of this Agreement, or (ii) Parent shall terminate this Agreement pursuant to Section 9.01(c)(iii) of this Agreement, and in either such case neither Parent nor Merger Sub at such time are in material breach of their representations, warranties or covenants under this Agreement (except to the extent that any such representation, warranty or covenant is qualified by the terms “material,” “Material Adverse Effect,” “Material Adverse Change” or a term or phrase of similar effect, in which case any such representation, warranty or covenant shall be true and correct), the Company shall remit to Parent (A) an amount equal to Ten Million Dollars ($10 Million) (the “Termination Fee”) by wire transfer of immediately available funds not later than five (5) business days after such notice of the Company is received by Parent, and (B) an amount equal to the documented costs and expenses of Parent arising from, in connection with or incident to the Transactions in an amount not to exceed One Million Two Hundred and Fifty Thousand Dollars ($1.25 Million) (the “Termination Expenses”) by wire transfer of immediately available funds not later than the later of (x) five (5) business days after termination of this Agreement, or (y) five (5) business days after receipt from Parent of such documented Termination Expenses. Acceptance by Parent of the payment of the Termination Fee and the Termination Expenses shall constitute conclusive evidence that this Agreement has been validly terminated and, upon such acceptance, the Company shall be deemed fully released and discharged from any further Liability under this Agreement.

ARTICLE 10

INDEMNIFICATION

SECTION 10.01 Indemnification by the Company and the Company Stockholders. From and after the Effective Time, the Company Stockholders severally (not jointly) and in accordance with their respective interests in the Escrow Fund pursuant to the terms of the Escrow Agreement, hereby covenant and agree to hold Parent, Merger Sub and the Surviving

Corporation and their respective officers, directors, employees, Affiliates, shareholders and agents, and each of their respective heirs, personal representatives, successors and permitted assigns (the “Parent Indemnified Parties”), harmless from, against and in respect of any and all losses, costs, expenses (including, without limitation, reasonable attorneys’ and independent accountants’ fees and disbursements), Liabilities, damages (excluding incidental, consequential or punitive damages), fines, penalties, charges, assessments, judgments, settlements, claims, causes of action and other obligations of any nature whatsoever (individually, a “Loss” and collectively, “Losses”) that the Parent Indemnified Parties may at any time, directly or indirectly, suffer, sustain, incur or become subject to, to the extent arising out of, based upon or resulting from or on account of each or any of the following:

(a) the breach or falsity of any representation or warranty made by the Company in this Agreement, subject to Sections 6.07 and 9.01(c)(i), or in any Ancillary Document executed and delivered by the Company;

(b) the breach of any covenant or agreement made by the Company in this Agreement or in any Ancillary Document executed and delivered by the Company;

(c) any Environmental Claim or Proceeding brought against the Company or any of its Subsidiaries, which arises from, in connection with or incident to (i) the violation of any Order under Environmental Laws existing with respect to the Real Property on or prior to the Closing Date, or (ii) any Environmental Condition existing with respect to the Real Property on or prior to the Closing Date which is a violation of any Environmental Law or which, if not remedied, would constitute a violation of Environmental Law;

(d) any claim arising from, in connection with or incident to the creation, operation, administration or other dealings with any Employee Benefit Plan that the Company or any of its ERISA Affiliates maintains or to which any of the Company and its ERISA Affiliates are required to contribute which has as its basis any act, event or omission occurring on or prior to the Closing Date or as a consequence of the consummation of the Transactions;

(e) any Liability for Taxes relating to a taxable period arising prior to or on the Closing Date which are not reserved for in the Financial Statements or the final Statement of Closing Net Working Capital (without duplication of the foregoing);

(f) any amount payable by Parent, the Company or the Surviving Corporation for any obligation arising from, in connection with or incident to the Company Stockholder Transaction Expenses which exceeds the Company Stockholder Transaction Expenses set forth on the Schedule of Company Stockholder Transaction Expenses;

(g) any amount payable by Parent, the Company or the Surviving Corporation for any obligation arising from, in connection with or incident to the obligations of the Company or its Subsidiaries to the Lenders of the Lender Debt in excess of the Payoff Amount;

(h) any amount payable by Parent, the Company or the Surviving Corporation for any obligation arising from, in connection with or incident to the Merger Consideration which exceeds the Merger Consideration set forth on the Schedule of Merger Consideration (subject to the adjustments set forth in Sections 3.01(b), 3.01(c) and 3.05 (Closing Net Working Capital and Closing Cash)); or

(i) any amount payable by the Surviving Corporation or Parent to Dissenting Stockholders, if any, that is included in the Merger Consideration paid by Parent pursuant to Section 3.01(d), which amount shall be computed in accordance with Sections 3.02, 3.03 and 3.04 hereof; it being understood and agreed that such amount shall be segregated by the Representative and paid to Parent and not to the Company Stockholders.

Provided, however, that neither the Company nor the Company Stockholders shall be required to provide such indemnification for a Loss or Losses resulting from a breach or falsity of any representation and warranty made by the Company in this Agreement or any Ancillary Document, unless and until the Parent Indemnified Parties shall have sustained aggregate Losses as a result of one or more such breaches or falsities of One Million Dollars ($1 Million) (the “Basket Amount”) (and then only for claims which in the aggregate, when combined with all other claims for Losses, result in Losses which exceed the Basket Amount), except that the Basket Amount for purposes of this Section 10.01 shall not apply to any Loss or Losses arising from, in connection with or incident to any Loss or Losses arising from, in connection with or incident to any breach or non-fulfillment of any covenant of the Company.

Notwithstanding the foregoing, any Loss or aggregate Losses to be indemnified by the Company Stockholders under this Agreement shall be limited to the remaining Escrow Fund.

SECTION 10.02 Indemnification by Parent. From and after the Effective Time, Parent hereby agrees to defend, indemnify and hold the Company Stockholders and their respective officers, directors, employees, Affiliates, shareholders and agents, and each of their respective heirs, personal representatives, successors and assigns (the “Stockholder Indemnified Parties”), harmless from, against and in respect of any and all Losses that the Stockholder Indemnified Parties may at any time, directly or indirectly, suffer, sustain, incur or become subject to, to the extent arising out of, based upon or resulting from or on account of each or any of the following:

(a) the breach or falsity of any representation or warranty made by Parent or Merger Sub in this Agreement or in any Ancillary Document executed and/or delivered by Parent or Merger Sub pursuant hereto or thereto;

(b) the breach of any covenant or agreement made by Parent or Merger Sub in this Agreement or in any Ancillary Document executed and/or delivered by Parent or Merger Sub pursuant hereto or thereto; or

(c) any amount payable to Dissenting Stockholders not included in the Merger Consideration paid by Parent pursuant to Section 3.01(d).

SECTION 10.03 Special Provision for Indemnification by the Company. Notwithstanding anything to the contrary in this Agreement or any of the other Transaction Documents, neither the Company, its Subsidiaries nor the Surviving Corporation shall have any obligation of indemnification under any circumstances, under any theory of recovery or remedy, to (i) the Company Stockholders which arises from, in connection with or incident to this Agreement, the Merger or the other Transactions, including the acts and omissions, breaches of duty or other wrongful acts of the officers of the Company or its Subsidiaries, and (ii) Parent after the Closing Date.

SECTION 10.04 Special Provision for Indemnification by the Company Stockholders. Notwithstanding anything to the contrary in this Agreement or any of the other Transaction Documents, the Company Stockholders shall not be an Indemnifying Party (defined below) under this Agreement until after the Closing Date. Until the Closing Date, Parent and the Company shall be the sole Indemnifying Parties under this Agreement.

SECTION 10.05 Procedure for Indemnification. In the event any of the Parent Indemnified Parties or the Stockholder Indemnified Parties intend to seek indemnification (from the Escrow Fund, in the case of the Parent Indemnified Parties) pursuant to the provisions of Sections 10.01 or 10.02 hereof (the “Indemnified Party”), the Indemnified Party shall promptly give notice hereunder to the other Party (the “Indemnifying Party”) after obtaining written notice of any claim, investigation, or the service of a summons or other initial or continuing legal or administrative process or Proceeding in any action instituted against the Indemnified Party as to which recovery or other action may be sought against the Indemnified Party because of the indemnification provided for in Section 10.01 or 10.02 hereof, and, if such indemnity shall arise from the claim of a Third Party, the Indemnified Party shall permit the Indemnifying Party to assume the defense of any such claim and any litigation resulting from such claim; provided, however, that the Indemnified Party shall not be required to permit such an assumption of the defense of any claim or Proceeding which, if not first paid, discharged or otherwise complied with, would result in a material interruption or disruption of the business of the Indemnified Party, or any material part thereof. Notwithstanding the foregoing, the right to indemnification hereunder shall not be affected by any failure of the Indemnified Party to give such notice (or by delay by the Indemnified Party in giving such notice) unless, and then only to the extent that, the rights and remedies of the Indemnifying Party shall have been prejudiced as a result of the failure to give, or delay in giving, such notice.

If the Indemnifying Party assumes the defense of such claim, investigation or Proceeding resulting therefrom, the obligations of the Indemnifying Party hereunder as to such claim, investigation or Proceeding shall include taking all steps necessary in the defense or settlement of such claim, investigation or Proceeding and holding the Indemnified Party harmless from and against any and all Losses arising from, in connection with or incident to any settlement approved by the Indemnifying Party or any judgment entered in connection with such claim, investigation or Proceeding (subject to the remaining Basket Amount, if any, which shall be paid by Parent, and indemnification limits set forth in this Agreement), except where, and only to the extent that, the Indemnifying Party has been prejudiced by the actions or omissions of the Indemnified Party. Notwithstanding the foregoing, the assumption of the defense of any claim, investigation or Proceeding by the Indemnifying Party shall not constitute an admission of responsibility to indemnify or in any manner impair or restrict the Indemnifying Party’s rights to later seek to be reimbursed its costs and expenses if indemnification under this Agreement with respect to such claim, investigation or Proceeding was not required. The Indemnifying Party shall not, in the defense of such claim or any Proceeding resulting therefrom, consent to entry of any judgment (other than a judgment of dismissal on the merits without costs) except with the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, delayed or conditioned) or enter into any settlement (except with the written consent of the Indemnified Party, which consent shall not be unreasonably withheld, delayed or conditioned) unless (i) there is no finding or admission of any violation of Applicable Law and no material effect on any claims that could reasonably be expected to be made against the Indemnified Party, (ii) the sole relief provided is monetary damages that are paid in full for Losses (subject to the remaining Basket Amount, if any, which will be paid by Parent, but which payment does not exceed the indemnification limits set forth in this Agreement), and (iii) the settlement shall include the giving by the claimant or the plaintiff to the Indemnified Party a release from all Liability in respect to such claim or litigation.

If the Indemnifying Party assumes the defense of such claim, investigation or Proceeding resulting therefrom, the Indemnified Party shall be entitled to participate in the defense of the claim, but solely by observation and comment to the Indemnifying Party, and the counsel selected by the Indemnified Party shall not appear on its behalf in any Proceeding arising hereunder. The Indemnified Party shall bear the fees and expenses of any additional counsel retained by it to participate in its defense unless any of the following shall apply: (i) the employment of such counsel shall have been authorized in writing by the Indemnifying Party, or (ii) the Indemnifying Party’s legal counsel shall advise the Indemnifying Party in writing, with a copy to the Indemnified Party, that there is a conflict of interest that would make it inappropriate under applicable standards of professional conduct to have common counsel. If clause (i) or (ii) in the immediately preceding sentence is applicable, then the Indemnified Party may employ separate counsel at the expense of the Indemnifying Party to represent the Indemnified Party, but in no event shall the Indemnifying Party be obligated to pay the costs and expenses of more than one such separate counsel for any one complaint, claim, action or Proceeding in any one jurisdiction.

If the Indemnifying Party does not assume the defense of any such claim by a Third Party or litigation resulting therefrom after receipt of notice from the Indemnified Party, the Indemnified Party may defend against such claim or litigation in such manner as it reasonably deems appropriate. The Indemnified Party may not settle such claim or litigation without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld.

Each Party shall cooperate in good faith and in all respects with each Indemnifying Party and its representatives (including without limitation its counsel) in the investigation, negotiation, settlement, trial and/or defense of any Proceedings (and any appeal arising therefrom) or any claim. The Parties shall cooperate with each other in any notifications to and information requests of any insurers. No individual representative of any Person, or their respective Affiliates, shall be personally liable for any Loss or Losses under this Agreement, except as specifically agreed to by said individual representative.

SECTION 10.06 Exclusive Remedy. Notwithstanding anything herein to the contrary, the Parties acknowledge and agree that the sole recourse of the Parent Indemnified Parties for any indemnification claim under this Article 10 that is validly established shall be to make claims against and to collect amounts solely from the Escrow Fund, and the Parent Indemnified Parties shall have no other recourse against the Company Stockholders or any of their respective assets and properties for any such claim. No claim for indemnification against any of the Company Stockholders in respect of the Transactions shall be available or asserted, and, except for claims alleging fraud, for which recovery will not be subject to the Basket Amount or limited to the Escrow Fund, or actions for injunctive relief or other equitable remedies (including Section 11.16), no Company Stockholder shall have any Liability of any nature whatsoever to any of the Parent Indemnified Parties, other than for their respective interests in the Escrow Fund.

SECTION 10.07 Effect of Insurance. An Indemnified Party who has a right to make a claim under any policy of insurance with respect to an indemnified claim made by the Indemnified Party shall use commercially reasonable efforts to make such claim on a prompt and competent basis in the manner required by the insurance carrier. The Indemnified Party shall use commercially reasonable efforts to promptly and diligently pursue such claim and shall cooperate fully with the insurance carrier and the Indemnifying Party in the prosecution of the claim or claims. In the event an Indemnified Party receives insurance proceeds with respect to Losses for which the Indemnified Party has made an indemnification claim prior to the date on which the Indemnifying Party is required pursuant to this Article 10 to pay such indemnification claim, the indemnification claim shall be reduced by an amount equal to such insurance proceeds received by the Indemnified Party less all reasonable out-of-pocket costs incurred by the Indemnified Party in its pursuit of such insurance proceeds. If such insurance proceeds are received by the Indemnified Party after the date on which the Indemnifying Party is required pursuant to this Article 10 to pay such indemnification claim, the Indemnified Party shall, no later than five (5) days after the receipt of such insurance proceeds, reimburse the Indemnifying Party in an amount equal to such insurance proceeds (but in no event in an amount greater than the Losses theretofore paid to the Indemnified Party by the Indemnifying Party) less all reasonable out-of-pocket costs incurred by the Indemnified Party in obtaining such insurance proceeds. In either case, the Indemnifying Party shall compensate the Indemnified Party for all costs incurred by the Indemnified Party subsequent to either the reduction of any indemnification claim as provided above, or the delivery of any such insurance proceeds to the Indemnifying Party as provided above, as the case may be, as a result of any such insurance, including, but not limited to, retrospective premium adjustments, experience-based premium adjustments (whether retroactive or prospective) and indemnification or surety obligations of the Indemnified Party to any insurer. A claim for such costs shall be made by an Indemnified Party by delivery of a written notice to the Indemnifying Party requesting compensation and specifying this Section 10.07 as the basis on which compensation for such costs is sought, and the Indemnifying Party shall pay such costs no later than thirty (30) days after receiving the written notice requesting such compensation. Notwithstanding the foregoing, except to the extent set forth in the first two sentences of this Section 10.07, the Indemnified Party is not required to pursue a recovery from an insurer as a precondition to the Indemnifying Party’s obligation to pay any indemnification claim as required by this Article 10, and the Indemnifying Party shall not be entitled to delay any payment beyond the respective payment dates for any indemnification claims referred to in this Article 10 for the purpose of awaiting receipt of insurance proceeds or credits therefor as provided herein.

SECTION 10.08 Effect of Taxes. The amount of indemnification payment due hereunder shall be reduced by the amount of any Income Tax benefit that the Company (or its Affiliates) realizes (or will realize) as a result of incurring such Loss. The amount of the Income Tax benefit realized (or that will be realized) as a result of incurring a Loss shall be computed on a hypothetical basis and shall equal the product of (i) the sum of (A) the amount of each Income Tax deduction (or similar benefit) of the Company (or its Affiliates) resulting from the Loss that is reasonably anticipated to be deductible (or used) in the tax year including the date of indemnification payment (or in any prior tax years) plus (B) the present value as of the date of the indemnification payment of each Income Tax deduction (or similar benefit) of the Company (or its Affiliates) resulting from the Loss that is reasonably anticipated to be deductible (or used) in any tax year after the tax year of the indemnification payment multiplied by (ii) forty percent (40%). For purposes of clause (B), the present value of a future Income Tax deduction (or similar benefit) shall be determined using a discount rate of five percent (5%) and assuming that all Tax benefits from the deduction (or similar benefit) are realized on the 182nd day of the Company’s tax year for the year in which the deduction (or similar benefit) is reasonably anticipated to be claimed.

SECTION 10.09 Effect of Other Recoveries. Any Loss for which an Indemnified Party seeks indemnification under this Article 10 shall take into account the amount, if any, actually received by such Indemnified Party with respect to such Losses from any manufacturer providing “pass-through” warranty coverage or from any other Third Party, including, without limitation, BISSELL Inc. and Smith & Nephew, Inc. (the “Third Party Recovery Amount”). Any indemnification payment made under this Article 10 shall initially be made without regard to this Section 10.09, and the Indemnified Party shall remit to the Indemnifying Party the Third Party Recovery Amount when the Indemnified Party actually receives such amount (but in no event in an amount greater than the Losses theretofore paid to the Indemnified Party by the Indemnifying Party). The Indemnified Party shall, and shall cause its Affiliates to, diligently pursue all available remedies and causes of action to recover the amount of its claim as may be available from any Third Party; provided that the Indemnified Party shall not be obligated to institute any lawsuit or offer or grant any accommodation (financial or otherwise) to any Person or incur any other obligation or liability to recover any such amount. In the event an Indemnifying Party indemnifies an Indemnified Party on any claim referred to in the previous sentence and the Indemnified Party is not pursuing such claim, the Indemnified Party shall assign to the Indemnifying Party, to the fullest extent allowable, its rights and causes of action with respect to such warranty coverage or Third Party claim, or in the event assignment is not permissible, the Indemnifying Party shall be allowed to pursue such claim in the name of the Indemnified Party or its Affiliate, at the Indemnifying Party’s expense. The Indemnified Party shall provide the Indemnifying Party reasonable assistance in prosecuting such claim, at the expense of the Indemnifying Party, including making the Indemnified Party’s books and records relating to such claim available and making its and its Affiliates’ employees available for interviews, depositions, testimony and similar matters; provided, however, that such assistance shall not unreasonably interfere with the business of the Indemnified Party or its Affiliates. If the Indemnified Party or its Affiliates recover from a Third Party any part of a claim that had been paid by the Indemnifying Party pursuant to its indemnification obligations hereunder, the Indemnified Party shall promptly remit to the Indemnifying Party the amount of such recovery (but in no event in an amount greater than the Losses theretofore paid to the Indemnified Party by the Indemnifying Party).

ARTICLE 11

MISCELLANEOUS

SECTION 11.01 Expenses. Subject to the provisions of Sections 6.02 and 6.10(b) hereof, each of Parent, Merger Sub, the Company, the Company’s Subsidiaries, the Representative and the Company Stockholders will bear his, her, or its own costs and expenses (including legal fees and expenses) arising from, incurred in connection with or incident to this Agreement and the Transactions (each a “Transaction Expense”); provided, however, in the event the Merger is consummated, the Company Stockholders will bear the costs and expenses of the Company and its Subsidiaries incurred in connection with this Agreement and the Transactions, including all fees, expenses and other costs of (i) legal counsel (including legal counsel of Howard A. Schwartz and Edward L. Donnelly), (ii) accountants, (iii) investment bankers, and (iv) other consultants and financial advisors (collectively, the “Company Stockholder Transaction Expenses”). At least three (3) days prior to the Closing, the Representative shall deliver a true and correct schedule (segregated by professional advisor/consultant and the associated amount) of Company Stockholder Transaction Expenses (the “Schedule of Company Stockholder Transaction Expenses”) to Parent and the Company the amount from which the Parties shall calculate the Merger Consideration in accordance with Section 3.01 hereof. Any Transaction Expense of the Company Stockholders set forth on the Schedule of Company Stockholder Transaction Expenses shall indicate the date and amount of payment, if any, of the applicable Company Stockholder Transaction Expense, and the amount remaining to be paid. Parent shall pay, or cause the Surviving Corporation to pay, all unpaid Company Stockholder Transaction Expenses on or promptly following the Effective Time. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred solely in connection with the consummation of the Transactions shall be a Transaction Expense of Parent and shall be paid either by Parent or the Surviving Corporation, as applicable, when due (unless disputed by Parent in good faith). Parent shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by Applicable Law, the Parties will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation.

SECTION 11.02 Survival of Representations and Warranties. The representations and warranties in this Agreement or any Ancillary Document delivered by or on behalf of the Parties hereto shall survive the Closing for a period of eighteen (18) months after the Closing Date, after which no claim for breach of such representations and warranties may be brought, and no action with respect thereto may be commenced, and no Party shall have any Liability or obligation with respect thereto, unless (i) the Indemnified Party gave written notice to the Indemnifying Party, specifying with particularity the breach of the representation or warranty claimed, on or before the expiration of such eighteen (18) month period, in which case the right of the Party providing such written notice to assert its right to indemnification as to the matters so noticed shall not expire until the dispute is resolved under the terms of this Agreement. This Section 11.02 shall not limit any covenant or agreement contained in this Agreement which by its terms contemplates performance after the Closing Date and/or after the Effective Time; provided, however, that, notwithstanding anything herein to the contrary, no indemnification claim under Section 10.01 shall be made or have any validity unless the Indemnified Party shall have given written notice of such claim to the Indemnifying Party on or prior to the eighteen (18) month anniversary of the Closing Date, in which case the right of the Indemnified Party providing such written notice to assert its right to indemnification as to the matters so noticed (including its right to commence any action with respect thereto) shall not expire until the dispute is resolved under the terms of this Agreement.

SECTION 11.03 No Third-Party Beneficiaries. Except as otherwise set forth in Section 7.03, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

SECTION 11.04 Entire Agreement. This Agreement, including the Schedules and Exhibits attached hereto, the Disclosure Schedule, the Voting and Proxy Agreement, the Escrow Agreement and the other documents referred to herein, constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

SECTION 11.05 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of Parent and the Company.

SECTION 11.06 Counterparts and Facsimile Signatures. This Agreement and the Ancillary Documents may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The counterparts of this Agreement and the Ancillary Documents may be executed and delivered by facsimile signature by any of the Parties to any other Party and the receiving Party may rely on the receipt of such document so executed and delivered by facsimile as if the original had been received.

SECTION 11.07 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 11.08 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) one (1) business day after being sent to the recipient by reputable overnight courier service (charges prepaid), (iii) one (1) business day after being sent to the recipient by facsimile transmission or electronic mail, or (iv) four (4) business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

(a)     If to Parent or Merger Sub, addressed to it at:

Patterson Dental Company

1031 Mendota Heights Road

St. Paul, Minnesota 55120

Telephone: 651-686-1600

Fax: 651-686-9331

Attention: R. Stephen Armstrong

                  Matthew L. Levitt

With a copy to:

Briggs and Morgan, P.A.

2200 IDS Center

80 South Eighth Street

Minneapolis, MN 55402

Telephone: 612-977-8492

Fax: 612-977-8650

Attention: Michael J. Grimes, Esq.

(b)     If to the Company, addressed to it at:

AbilityOne Products Corp.

270 Remington Boulevard

Suite C

Bolingbrook, IL 60440-4989

Telephone: 630-226-1480

Fax: 630-226-1390

Attention: Howard A. Schwartz

With a copy to:

One Equity Partners LLC

55 West Monroe Street

16th Floor

Mail Code IL 1-0610

Chicago, IL 60670-0610

Telephone: 312-732-6281

Fax: 312-336-3541

Attention: Timothy A. Dugan

and

Beecken Petty & Company

200 West Madison Street

Suite 1910

Chicago, IL 60606

Telephone: 312-435-0300

Fax: 312-435-0371

Attention: Thomas A. Schlesinger

and

Winston & Strawn LLP

35 West Wacker Drive

Chicago, IL 60601

Telephone: 312-558-5600

Fax: 312-558-5700

Attention: Steven J. Gavin, Esq.

(c)     If to the Representative:

One Equity Partners LLC

55 West Monroe Street

16th Floor

Mail Code IL 1-0610

Chicago, IL 60670-0610

Telephone: 312-732-6281

Fax: 312-336-3541

Attention: Timothy A. Dugan

With a copy to:

Winston & Strawn LLP

35 West Wacker Drive

Chicago, IL 60601

Telephone: 312-558-5600

Fax: 312-558-5700

Attention: Steven J. Gavin, Esq.

Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

SECTION 11.09 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Illinois without giving effect to any choice or conflict of law provision or rule (whether of the State of Illinois or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Illinois.

SECTION 11.10 Dispute Resolution. In the event a dispute arises under this Agreement, except with respect to disputes to be resolved by the Accounting Arbitrator under Section 3.05(b) hereof and equitable remedies pursued under this Agreement or any Ancillary Document (including Section 11.16 hereof and the Restrictive Covenant Agreements), such disputes shall be resolved in the manner set forth in this Section 11.10.

(a) If a dispute arises under this Agreement, including any question regarding the existence, validity, interpretation or termination hereof, which is not described as an exception to this Section 11.10 in the first paragraph of Section 11.10, Parent and the Representative may invoke the dispute resolution procedure set forth below by giving written notice to the other Party. The Parties shall enter into discussions concerning this dispute.

(b) If the dispute is not resolved as a result of such discussion within ten (10) days after such written notice, the matter shall be submitted for, subject to and decided by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association currently in effect as of the date of this Agreement (“AAA Rules”), except to the extent those rules are inconsistent with this Section 11.10. Any arbitration must be held in Chicago, Illinois by a single arbitrator mutually selected by the Parties hereto or, if the Parties hereto cannot agree on the appointment of such arbitrator within fifteen (15) days following the date notice of the dispute is given by a Party to the adverse Party, an arbitrator selected according to the AAA Rules. To the extent possible, the arbitrator shall be a Person experienced in the business in which the Company is engaged. The arbitrator or the arbitrator’s designee shall have full access to such records and physical facilities of the Parties hereto as may be required by such arbitrator. The arbitrator’s award shall be final, conclusive and binding upon all Parties to this Agreement, and judgment may be entered upon it in accordance with the Federal Arbitration Act in any court of general jurisdiction or in any United States District Court. The arbitrator shall be required to provide in writing to the Parties the basis for the award or Order of such arbitrator, and a court reporter shall record all hearings (unless otherwise agreed to by the Parties), with such record constituting the official transcript of such Proceedings. The Representative and Parent specifically desire this arbitration clause to be governed by the United States Federal Arbitration Act, and not by the arbitration laws of any state.

(c) The Parties hereto agree and consent that any legal action, suit or Proceeding seeking to enforce this Section 11.10 or to confirm or contest any arbitration award shall be instituted and adjudicated solely and exclusively in any court of general jurisdiction in Chicago, Illinois, or in the United States District Court for the Northern District of Illinois, and the Parties hereto agree that venue will be proper in such courts and waive any objection which they may have now or hereafter to the venue of any such Proceeding in such courts, and irrevocably consent and agree to the jurisdiction of said courts in any such Proceeding. Each of the Parties hereto further agree to accept and acknowledge service of any and all process which may be served in any such Proceeding in said courts, and also agree that service of process or notice upon them shall be deemed in every respect effective service of process or notice upon them, in any Proceeding or arbitration demand, if given or made: (i) according to Applicable Law, (ii) according to the AAA Rules, (iii) by a Person over the age of eighteen who personally serves such notice or service of process on the applicable Party(ies) hereto, or (iv) by certified mail, return receipt requested, mailed to the applicable Party(ies) hereto, at their respective addresses set forth in this Agreement.

(d) In the event of arbitration filed or instituted between or among the Parties pursuant to this Section 11.10, the prevailing Party will be entitled to receive from the adverse Party all costs, damages and expenses, including reasonable attorney’s fees, incurred by the prevailing Party in connection with that action or Proceeding, whether or not the controversy is reduced to judgment or award. The prevailing Party will be that Party who is determined by the arbitrator to have prevailed on the major disputed issues; provided, however, that if there shall be no prevailing Party in such arbitration, then such costs and expenses shall be apportioned among the Parties by such arbitrator in accordance with the arbitrator’s determination of the merits of their respective positions.

SECTION 11.11 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver, nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

SECTION 11.12 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

SECTION 11.13 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. The words “including,” “include” or “includes” shall mean including without limitation. The Parties intend that each representation, warranty and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty or covenant.

SECTION 11.14 Acknowledgements by Parent and Merger Sub. Parent and Merger Sub acknowledge that they have relied on the representations and warranties of the Company expressly and specifically set forth in Article 4 of this Agreement, including the Disclosure Schedule (and any updates thereto). SUCH REPRESENTATIONS AND WARRANTIES BY

THE COMPANY CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE COMPANY TO PARENT AND MERGER SUB IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND PARENT AND MERGER SUB UNDERSTAND, ACKNOWLEDGE AND AGREE THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESSED OR IMPLIED (INCLUDING, BUT NOT LIMITED TO, ANY RELATING TO THE FUTURE FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS OR LIABILITIES OF THE COMPANY AND ANY SET FORTH IN THE CONFIDENTIAL INFORMATION MEMORANDUM PREVIOUSLY DELIVERED TO PARENT), ARE SPECIFICALLY DISCLAIMED BY THE COMPANY AND THE COMPANY STOCKHOLDERS.

SECTION 11.15 Incorporation of Recitals, Exhibits and Schedules. The Recitals, Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

SECTION 11.16 Specific Performance. The Parties hereto agree that if any of the provisions of this Agreement or any other document contemplated by this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and, therefore, the Parties shall be entitled to specific performance of the terms hereof and thereof, in addition to any other remedy at law or in equity.

SECTION 11.17 Company Stockholder Representative.

(a) The Company Stockholders, pursuant to the Representative Agreement, have appointed AbilityOne II, L.L.C., as the Representative, who shall act exclusively as the agent and attorney-in-fact for each of the Company Stockholders. The approval by the Company Stockholders of the Merger shall be deemed to be approval of the appointment of the Representative. The authority of the Representative to act for and on behalf of each of the Company Stockholders, includes, without limitation, the authority to amend this Agreement, to give and receive notices and communications, waivers and consents under this Agreement, to act on behalf of the Company Stockholders with respect to any matters arising under this Agreement or the Ancillary Documents, to authorize delivery to Parent and Third Parties of cash and other property, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and commence, prosecute, participate in, settle, dismiss or otherwise terminate, as applicable, lawsuits and claims, mediation and arbitration Proceedings, and to comply with Orders of courts and awards on behalf of courts, mediators and arbitrators with respect to such suits, claims or Proceedings, and to take all actions necessary or appropriate in the judgment of the Representative for the accomplishment of the foregoing. The Representative shall act as the exclusive negotiating party for, and in all matters both before and after the Effective Time arising from, incident to and in connection with this Agreement and all Ancillary Documents. In addition to and in furtherance of the foregoing, the Representative shall have the right to (i) sell, pledge or otherwise dispose of any amounts in any escrow account or other accounts established for the benefit of the Company Stockholders, (ii) employ accountants, attorneys and other professionals on behalf of the Company Stockholders, and (iii) incur and pay all costs and expenses related to (A) the performance of its duties and obligations as the Representative hereunder, and (B) the interests of the Company Stockholders under this Agreement, the Ancillary Documents and the Transactions. The Representative shall for all purposes be deemed the sole authorized agent of the Company Stockholders until such time as the agency is terminated pursuant to the terms of the Representative Agreement. No bond shall be required of the Representative, and the Representative shall not receive compensation for its services. Notices or communications to or from the Representative shall constitute notice to or from each of the Company Stockholders during the term of the agency.

(b) The Representative shall not incur any Liability with respect to any action taken or suffered by the Representative or omitted hereunder as Representative while acting in good faith and in the exercise of reasonable judgment. The Representative may, in all questions arising hereunder, rely on the advice of counsel and other professionals, and for anything done, omitted or suffered in good faith by the Representative based on such advice, the Representative shall not be liable to anyone. The Representative undertakes to perform such duties and only such duties as are contemplated by this Agreement, the Ancillary Documents and the Transactions, and no covenants or obligations shall be implied under this Agreement or the Ancillary Documents against the Representative; provided, however, that the foregoing shall not act as a limitation on the powers of the Representative determined by the Representative to be reasonably necessary to carry out the purposes of the Representative’s obligations.

(c) The Parties covenant and agree that the Representative shall have reasonable access to information about the Company and the reasonable assistance of the Company’s officers and employees for the purposes of performing the Representative’s duties and exercising the Representative’s rights hereunder.

(d) A decision, act, consent or instruction of the Representative shall constitute a decision, act, consent or instruction from all of the Company Stockholders and shall be final, binding and conclusive upon each of the Company Stockholders. Parent may rely upon any such decision, act, consent or instruction of the Representative as being the decision, act, consent or instruction of every such Company Stockholder. Parent is hereby relieved from any Liability to any Persons for any acts done by them in accordance with such decision, act, consent or instruction of the Representative. In furtherance of the foregoing, any reference to a power of the Company Stockholders under this Agreement, to be exercised or otherwise taken, shall be a power vested in the Representative.

(e) In the case of any conflict between the provisions of this Section 11.17, except for Section 11.17(d) above, and the Representative Agreement, the provisions of the Representative Agreement shall govern.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement and Plan of Merger as of the date first above written.

PARENT:

PATTERSON DENTAL COMPANY, a Minnesota corporation

By:	/s/ Royce S. Armstrong
Name: R. Stephen Armstrong
Title: Executive Vice President and Chief Financial Officer

MERGER SUB:

RETEP, INC., a Delaware corporation and a wholly owned Subsidiary of Parent

By:	/s/ Royce S. Armstrong
Name: R. Stephen Armstrong
Title: President

COMPANY:

ABILITYONE PRODUCTS CORP., a Delaware corporation

By:	/s/ Howard A. Schwartz
Name: Howard A. Schwartz
Title: President

REPRESENTATIVE:

ABILITYONE II, L.L.C., a Delaware limited liability company

By:	One Equity Partners LLC
Its: Majority Member

By:	/s/ Harreld N. Kirkpatrick III
Name: Harreld N. Kirkpatrick III
Its: Partner

SCHEDULES AND EXHIBITS

Schedules

Schedule 1.01	Management Notes
Schedule 4.01	Directors and Officers
Schedule 4.03	Capitalization
Schedule 4.04	Noncontravention
Schedule 4.06	Clear Title
Schedule 4.10	Tax Returns
Schedule 4.11(a)	Owned Real Property
Schedule 4.11(b)	Leased Real Property
Schedule 4.11(c)	Condemnation Proceedings
Schedule 4.12	Intellectual Property
Schedule 4.13	Contracts
Schedule 4.14	Proceedings and Orders
Schedule 4.15(a)	Employee Benefit Plans
Schedule 4.15(b)	Labor Matters
Schedule 4.16	Environmental Matters
Schedule 4.17(a)	Business Practices
Schedule 4.17(b)	Trade Regulation
Schedule 4.18	Insider Transactions
Schedule 6.08	Section 280G Payments
Schedule 8.01	Consents and Approvals

Exhibits

Exhibit A	Representative Agreement
Exhibit B	Voting and Proxy Agreement
Exhibit C	Restrictive Covenant Agreement
Exhibit D	Executive Employment Agreement
Exhibit E	Option/Warrant Amendment Agreement
Exhibit F	Section 280G Agreement
Exhibit G	Convertible Debenture
Exhibit H	Escrow Agreement